INFORMATICA SOFTWARE, LIMITED

SAND TECHNOLOGY INC.

STSI LICENSING, LLC

SAND TECHNOLOGY CORPORATION

SAND TECHNOLOGY LIMITED

SAND TECHNOLOGY (IRELAND) LIMITED

SAND TECHNOLOGY DEUTSCHLAND GMBH

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SAND TECHNOLOGY AUSTRALIA PTY LTD.

ASSET PURCHASE AGREEMENT

October 4, 2011

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ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of October 4, 2011

AMONG:

SAND TECHNOLOGY INC., a corporation under the Canada Business Corporations Act having an address at 4115, Sherbrooke Street West, Suite 500, Westmount, Qubec, H3Z 1B1

(the “Vendor”)

AND:

STSI LICENSING, LLC, SAND TECHNOLOGY CORPORATION, SAND TECHNOLOGY LIMITED, SAND TECHNOLOGY (IRELAND) LIMITED SAND TECHNOLOGY DEUTSCHLAND GMBH, and SAND TECHNOLOGY AUSTRALIA PTY LTD., corporations having a mailing address at 4115, Sherbrooke Street West, Suite 500,
Westmount, Qubec, H3Z 1B1

(the “Additional Vendors” and together with the Vendor, the “Vendors”)

AND:

INFORMATICA SOFTWARE, LIMITED, a company under the laws of Nova Scotia having an address at 100 Cardinal Way, Redwood City, California, 94063, United States of America

(the “Purchaser”)

WHEREAS:

A.      The Vendors carry on the Business and are willing to sell the Purchased Assets to the Purchaser; and

B.      The Purchaser is willing to purchase the Purchased Assets and to assume the Assumed Liabilities on and subject to the terms and conditions contained in this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1      Definitions. In this Agreement:

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreement” means this asset purchase agreement, the Exhibits and the Disclosure Schedule.

“Annual Financial Statements” means the annual audited financial statements of the Vendor for the fiscal years ended July 31, 2010, July 31, 2009 and July 31, 2008, true and complete copies of which are attached to the Disclosure Schedule.

“Applicable Benefits Laws” means all Applicable Laws relating to the Employee Plans.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, (i) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law, (ii) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

“Assumed Employee Vacation Pay” means the dollar value of the accrued but untaken vacation entitlement and vacation pay of the Employees as of the Closing Date, all as calculated in accordance with Applicable Law and the terms of each Employee’s employment with the Vendor.

“Assumed Liabilities” means only the following Liabilities of the Vendors:

(a)

Liabilities under (i) the Contracts (other than Excluded Contracts); (ii) the Permits; and (iii) the Business Intellectual Property, in each case in respect of the period commencing at the Closing Time and not related to any matter, circumstance, breach or default existing at, prior to or as a consequence of Closing; and

(b)	the Assumed Employee Vacation Pay;

(c)	any Liability which is expressly agreed to be assumed by the Purchaser in this Agreement.

“Books and Records” means the Financial Records and all other books, records, files and papers Related to the Business including drawings, engineering information, manuals and data, sales and advertising materials, sales and purchase correspondence, trade association files, research and development records, lists of present and former customers and suppliers, personnel, employment and other records, and all records, data and information stored electronically, digitally or on computer-related media.

“Business” means, collectively, the Nearline and SAP Nearline lines of business carried on by the Vendors which consist of the development, marketing and licensing of nearline data archiving and compression software applications and the provision of maintenance and related services and for certainty excludes the Vendor’s Analytical Business.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the cities of Montreal, Qubec or San Francisco, California.

“Business Intellectual Property” means all rights to and interests in:

(a)

all Intellectual Property Rights Related to the Business, including all Intellectual Property Rights relating to products developed by the Vendors but not shipped or commercialized that are Related to the Business;

(b)	all of the registrations and applications for registration listed in the Disclosure Schedule and the permissions and licences for Intellectual Property Rights listed in the Disclosure Schedule;

(c)	all other Intellectual Property Rights throughout the world used in carrying on, or arising from the operation of, the Business;

(d)	all licences granted by the Vendors of the Intellectual Property Rights listed in items (a) to (c) above;

(e)	all future income and proceeds from any of the Intellectual Property Rights listed in items (a) to (c) above and the licences listed in item (d) above; and

(f)

all rights to damages and profits by reason of the infringement of any of the Intellectual Property Rights listed in items (a) to (c) above and all rights to damages and profits by reason of any third party infringement that may be claimed by any of the Vendors pursuant to the licences listed in item (d) above.

“Closing” means the completion of the purchase and sale of the Purchased Assets in accordance with the provisions of this Agreement.

“Closing Date” means October 4, 2011, or such earlier or later date as may be agreed to in writing by the Parties.

“Closing Time” means the time of Closing on the Closing Date provided for in Section 4.1.

“Computer Systems” means all computer hardware, peripheral equipment, software and firmware, processed data, technology infrastructure and other computer systems and services that are used by or accessible to the Vendors to operate the Business and to receive, store, process or transmit data Related to the Business.

“Confidential Information” means, in relation to a Party (the “Discloser”):

(a)

all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that the Discloser discloses to, or that is gathered by inspection by a Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review of the transactions contemplated by this Agreement, whether provided before or after the date of this Agreement, including information that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, customer lists, forecasts, engineering reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;

(b)

all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same (“Notes”);

(c)

the existence and terms of this Agreement, including, for certainty, the Earn Out Amount and the Earn Out Milestones (which, for clarity, remains part of the Purchaser’s Confidential Information after the Closing Date);

(d)	the fact that information has been disclosed or made available to the Recipient or the Recipient’s Representatives; and

(e)

the fact that discussions or negotiations are or may be taking place with respect to a possible transaction, the proposed terms of any such transaction and the status of any discussions or negotiations under this Agreement;

(f)	the Shared Components (which, for clarity, remain part of the Vendor’s Confidential Information after the Closing Date); and

(g)	the Runtime Component (which, for clarity, remains part of the Vendor’s Confidential Information after the Closing Date),

but does not include any information that:

(a)

is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(b)

is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to, the Discloser; or

(c)

was known by the Recipient prior to disclosure in connection with the transactions contemplated by this Agreement and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient.

“Confidentiality Agreement” means the agreement for mutual disclosure made between Informatica Corporation and the Vendor dated as of June 13, 2011.

“Consent” means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person (other than the Vendors) which is provided for or required: (i) in respect of or pursuant to the terms of any Contract; or (ii) under any Applicable Law, in either case in connection with the sale of the Purchased Assets to the Purchaser on the terms contemplated in this Agreement, to permit the Purchaser to use the Purchased Assets to carry on the Business after Closing, or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement, but does not include a Regulatory Approval.

“Contaminants” has the meaning set out in Section 3.1(13)(p) .

“Contracts” means all pending and executory contracts, agreements, leases and arrangements (whether oral or written) used exclusively in connection with the Business and such other executory contracts, agreements, leases and arrangements (whether oral or written) Related to the Business and set out in Section 3.1(12), to which any of the Vendors is a party or by which any of the Vendors or any of the Purchased Assets is bound or under which any of the Vendors has rights, including Personal Property Leases and Permitted Liens.

“Customer Consents” means the Consents listed and described in Exhibit D.

“Damages” means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, damages available at law or in equity (including incidental, consequential, special, aggravated, exemplary or punitive damages), expense (including reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation) or diminution in value.

“Delayed Transfer Assets” has the meaning given in Section 4.6.

“Direct Claim” has the meaning set out in Section 6.3.

“Discloser” has the meaning set out in the definition of Confidential Information.

“Disclosure Schedule” means the schedule, dated as of the date of this Agreement, provided by the Vendor to the Purchaser in connection with this Agreement.

“Earn Out Amount” means the sum of $2,000,000.00.

“Earn Out Milestones” means the milestone events set out and described in Exhibit A, and “Earn Out Milestone” means any one of them.

“Employees” [Definition deleted. This section discloses names of employees and is deleted for privacy reasons.]

“Employee Plans” means all written or oral employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, and every other written or oral benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by the Vendor or any Affiliate of the Vendor for the benefit of the Employees or former Employees and their dependants or beneficiaries at any time in the last 5 years or as provided by any collective agreement to which the Vendor is a party or by which it is, or was at any time in the last 5 years, bound or with respect to which the Vendor participates or has any actual or potential liability or obligations, other than plans established pursuant to statute.

“Escrow Agent” means Computershare Trust Company of Canada, a trust company licensed to carry on business in all Provinces in Canada, with an office at 1500 University Street, 7th Floor, Montreal, Qubec.

“Escrow Agreement” means an agreement in the form attached as Exhibit E.

“Excluded Assets” means the following property and assets of the Vendors:

(a)	the minute books and other corporate records of the Vendors;

(b)	all rights and interests in and to the Employee Plans and any related assets or insurance policies;

(c)	the rights of the Vendors under this Agreement or any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(d)	all Excluded Contracts;

(e)	the Receivables and the Prepaid Amounts;

(f)	all cash, cash equivalents and short-term investments;

(g)	income tax refunds and other Tax refunds receivable by the Vendors and all Tax Returns pertaining to corporate income taxes of the Vendors;

(h)	Books and Records that the Vendors are required by Applicable Law to retain in their possession;

(i)	Business Intellectual Property in the Shared Components, save any licenses expressly granted to the Purchaser and the Searchable Archive Patent Family or improvements thereto;

(j)	Business Intellectual Property in the Runtime Component, save any licenses expressly granted to the Purchaser and the Searchable Archive Patent Family or improvements thereto;

(k)	the Hybrid Contracts;

(l)	the source code and technical documentation related to the Runtime Component except to the extent such materials are held in escrow for the benefit of the Purchaser;

(m)	the Vendor’s Analytical Business;

(n)

the SAND trade-mark, any trade-mark incorporating the word SAND, the trade and business name “Sand Technologies”, any other trade or business name incorporating the word “Sand”, the corporate name “Sand Technologies Inc.”, any corporate name incorporating the word “Sand” as well as any logos, designs and goodwill associated with the preceding;

(o)	all telephone numbers used by the Vendor and its Affiliates;

(p)	the website located at www.sand.com, the sand.com domain name, and any other domain name incorporating the word “sand”; and

(q)

all inventions, patents, patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application) owned by the Vendor or its Affiliates, other than those forming part of the Searchable Archive Patent Family or improvements thereto.

“Excluded Contracts” means the contracts and agreements listed in Section 3.1(12) of the Disclosure Schedule under the heading “Excluded Contracts”.

“Financial Records” means all of the books of account and other financial data and information Related to the Business or related to the Purchased Assets, and includes all records, data and information stored electronically, digitally or on computer-related media.

“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements.

“Fundamental Representations and Warranties” means the representations and warranties contained in Sections 3.1(1), 3.1(2), 3.1(5) and 3.1(8) .

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)

any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“GST/HST” means all goods and services tax and harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) or any other statute in any jurisdiction of Canada.

“Hybrid Contracts” means, collectively, the following contracts:

(a)

Agreement between Atos Origin IT Services UK Limited (previously known as Sema Group UK Limited) and Sand Technology (UK) Limited dated March 1, 2000 and amended on April 31, 2002, April 30, 2004, June 1, 2004 and January 21, 2009;

(b)	Master Software License Agreement dated April 30, 2003 between Sand Technology and 2007466 Ontario Inc.; and

(c)

Master Software License Agreement dated January 31, 2007 between Sand Technology Corp. and Dunnhumby Limited as amended on July 31, 2008 (Addendum 1 and 2) on September 14, 2009 (date of the last signature on the Amendments No. 3 and No. 4) and on September 22, 2010.

“ICA” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, and the regulations thereunder.

“In-License” means any and all agreements pursuant to which the Vendor or any of its Affiliates is granted any rights or interests in or to any third party Intellectual Property Rights or technology Related to the Business, including agreements granting to the Vendor or its Affiliates any Intellectual Property Rights or technology incorporated into the Products.

“Income Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supplement) and the regulations thereunder.

“Indemnified Parties” means, collectively, the Purchaser’s Indemnified Parties and the Vendor’s Indemnified Parties.

“Intellectual Property Representations and Warranties” means the representations and warranties of the Vendor set forth in Section 3.1(13) .

“Intellectual Property Rights” means all rights to and interests in:

(a)	all business names, trade names, corporate names, telephone numbers, domain names, domain name registrations, website names and worldwide web addresses and other communications addresses;

(b)	all inventions, patents, patent rights, patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application);

(c)	all industrial designs and applications for and registration of industrial designs, design patents and industrial design registrations;

(d)

all trade-marks (whether used with wares or services and including the goodwill attaching to such trade-marks) and registrations and applications for registration of trade-marks and all trade dress, logos, slogans and brand names;

(e)	all copyright in all works (including software programs and databases) and database rights and registrations and applications for registrations of copyright; and

(f)

all rights and interests in and to processes, lab journals, notebooks, customer lists, data, trade secrets, designs, know-how, product formulae and information, manufacturing, engineering and other drawings and manuals, technology, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information.

“Interim Financial Statements” means the unaudited financial statements of the Vendor for the nine (9) month period ended April 30, 2011, true and complete copies of which are attached to the Disclosure Schedule.

“Law” has the meaning set out in the definition of “Applicable Law”.

“Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court or other tribunal or Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

“Material Adverse Change” means a change in the Business or the Purchased Assets or in the operations, affairs, prospects or condition (financial or otherwise) of the Business or any of the Purchased Assets, including any such change arising as a result of the amendment or revocation of any Permit or as a result of fire, explosion, accident, casualty or labour problem, but excluding changes occurring (i) in the Ordinary Course of Business, (ii) as a result of changes in Applicable Laws or accounting rules, and (iii) as a result of the announcement of the transactions contemplated by this Agreement which, either individually or in the aggregate, have not materially adversely affected and will not materially adversely affect the Business or the Purchased Assets or the operations, affairs, prospects or condition (financial or otherwise) of the Business or any of the Purchased Assets.

“New Restrictive Covenant Proposals” has the meaning set out Section 2.9.

“Notes” has the meaning set out in paragraph (b) of the definition of Confidential Information.

“Notice of Claim” has the meaning set out in Section 6.3.

“Open Source Materials” mean any Software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Ordinary Course of Business”, when used in relation to the taking of action by the Vendors in relation to the Business means that the action:

(a)

is consistent in nature, scope and magnitude with the past practices of the Vendors in relation to the Business and is taken in the ordinary course of the normal day- to-day operations of the Business;

(b)

is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of the other Persons that are in lines of business that are the same as the Business; and

(c)	does not require authorization of the shareholders of any of the Vendors or any other separate or special authorization of any nature.

“Out-Licenses” means any and all licenses, sublicenses, obligations to license, options to license and other agreements pursuant to which any Person has been granted any rights to any Business Intellectual Property or Technology.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Permit” means any licence, permit, authorization, approval or other evidence of authority Related to the Business issued or granted to, conferred upon, or otherwise created for, any of the Vendors by any Governmental Authority.

“Permitted Liens” means the following Liens related to the Purchased Assets:

(a)	Liens for Taxes and utilities that in each case are not yet due or are not in arrears; and

(b)	the Liens listed in Section 1.1 of the Disclosure Schedule under the heading “Permitted Liens”.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

“Personal Information” means information about an identifiable individual as defined in Privacy Law.

“Personal Property” means all machinery, equipment, furniture, motor vehicles and other chattels used exclusively in carrying on the Business and such other machinery, equipment, furniture, motor vehicles and other chattels Related to the Business and identified in Section 3.1(10) of the Disclosure Schedule, including those in the possession of suppliers, customers or other third parties.

“Personal Property Lease” means a chattel lease, equipment lease, conditional sales contract and other similar agreement used in carrying on the Business to which any of the Vendors is a party or under which any of the Vendors has rights to use Personal Property.

“Prepaid Amounts” means all prepayments, prepaid charges, deposits, sums and fees Related to the Business or held in respect of the Purchased Assets.

“Prime Rate” means the prime rate of interest per annum quoted by the Royal Bank of Canada from time to time as its reference rate of interest for Canadian dollar demand loans made to its commercial customers in Canada and which such bank refers to as its “prime rate”, as such rate may be changed from time to time.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (Ontario), An Act respecting the Protection of Personal Information in the Private Sector (Qubec) or any comparable Law of any other province or territory of Canada or other country, as applicable.

“Products” has the meaning set out in Section 3.1(13)(a) .

“Purchase Price” has the meaning set out in Section 2.3.

“Purchased Assets” means all the properties, assets, interests and rights of the Vendors which are Related to the Business, including the following, other than and except to the extent that any of the following form part of the Excluded Assets:

(a)	the Personal Property;

(b)

all rights and interests under or pursuant to all warranties, representations and guarantees, express, implied or otherwise, of or made by suppliers or others in connection with the Purchased Assets or the Assumed Liabilities or otherwise arising from the operation of the Business;

(c)	any and all of the Vendors’ rights and interests in (A) the names “Nearline” and “SAP Nearline” and (B) the Business Intellectual Property, including all the Vendor’s Owned Business IP;

(d)	the Technology;

(e)	the Contracts;

(f)	the Permits;

(g)	the Books and Records;

(h)	all goodwill Related to the Business; and

(i)	all proceeds of any or all of the foregoing received or receivable after the Closing Time.

“Purchaser’s Counsel” means Blake, Cassels & Graydon LLP.

“Purchaser’s Indemnified Parties” means the Purchaser and the Purchaser’s Affiliates and their respective directors, officers, employees and agents.

“QST” means any tax imposed under an Act respecting the Qubec Sales Tax.

“Receivables” means all accounts receivable, bills receivable, trade accounts, book debts and insurance claims Related to the Business, together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.

“Recipient” has the meaning set out in the definition of “Confidential Information”.

“Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit or acknowledgement that may be required from any Person pursuant to Applicable Law or under the terms of any Permit or the conditions of any Order in connection with the sale of the Purchased Assets to the Purchaser on the terms contemplated by this Agreement, or to permit the Purchaser to use the Purchased Assets to carry on the Business after Closing or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

“Registered IP” has the meaning set out in Section 3.1(13)(b) .

“Related Person” means, with respect to any Person, an Affiliate of such Person and any other Person with whom such Person does not deal at arms-length within the meaning of the Income Tax Act.

“Related to the Business” means, directly or indirectly, used in, arising from or otherwise related to the Business as it was conducted on the Closing Date.

“Representative” when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party who is involved in the transactions contemplated by this Agreement.

“Retained Liabilities” means all Liabilities of the Vendors other than the Assumed Liabilities, including:

(a)	any Liability arising out of or related to products manufactured or distributed by the Vendors prior to the Closing Date;

(b)	any Liability arising out of or related to services provided by the Vendors prior to the Closing Date;

(c)	any Liability under any Contract arising after the Closing Date that arises out of or relates to a breach of, or default under, that Contract prior to the Closing Date;

(d)	any Liability for Taxes;

(e)	any Liability under any Excluded Contract;

(f)	any Liability under any Employee Plan;

(g)	any Liability to any employee, independent contractor, contingent worker, consultant or service provider of the Vendors other than the Employees;

(h)

any Liability to any Employee arising out of any employee grievance, complaint or legal action, including by such Employee or any Governmental Authority, based upon facts or circumstances arising prior to the Closing Date;

(i)

any Liability with respect to the employment or termination of employment of an Employee who does not accept employment with the Purchaser as provided in Section 4.2(k), including but not limited to, obligations of notice, severance pay, or other payments upon termination;

(j)	any Liability with respect to the termination of an Employee prior to the Closing Date in accordance with Section 5.1(6), including notice pay, severance pay, or other payments upon termination;

(k)

any Liability in respect of an employee, independent contractor, contingent worker, consultant or service provider of the Vendor who is not an Employee in respect of such individual’s employment or engagement with the Vendor or arising out of or in any way related to such individual’s claim against the Purchaser or its designee for continued employment with the Purchaser or its designee, notice of termination of employment or any indemnity or payment whatsoever;

(l)	any Liability of the Vendors to any Affiliate of the Vendors or other Related Person of the Vendors;

(m)

any Liability to compensate (including by way of salary or bonus), indemnify, reimburse or advance any amounts to any Employee or to any officer, director, or agent of the Vendors arising prior to the Closing Date;

(n)	any Liability to distribute to any shareholder of the Vendors all or any part of the consideration received by the Vendors under this Agreement;

(o)	any Liability arising out of or resulting from the Vendors’ compliance or non- compliance with any Applicable Law; and

(p)	any Liability of the Vendors under this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

“Runtime Component” means the object code metadata repository based on the Vendor’s analytical engine identified as “SsaEng”.

“Searchable Archive Patent Family” means the family of patents and patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application) described in Section 3.1(13) of the Disclosure Schedule under the heading “Searchable Archive Patent Family”.

“Shared Components” means computer code which, on the Closing Date, forms part both of Software marketed in furtherance of the Business and Software marketed in furtherance of other business ventures of the Vendor which are not Related to the Business, as set out in Section 3.1(13) of the Disclosure Schedule under the heading “Shared Components”.

“Software” means computer software and code, including source code listings and documentation, assemblers, applets, compilers, routines, modules, source code, object code, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed.

“Standard Form Agreements” has the meaning set out in Section 3.1(13)(k) .

“Taxes” means all taxes including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, levies, imposts and other assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, employment insurance and unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties, in all cases imposed by any Governmental Authority in respect thereof and whether disputed or not.

“Tax Returns” means all returns, information returns, reports, elections, agreements, declarations or other documents of any nature or kind required to be filed with any applicable Governmental Authority in respect of Taxes.

“Technology” means all Software, designs, design and manufacturing documentation (such as bill of materials, build instructions and test reports), schematics, algorithms, databases, know-how, inventions, invention disclosures (whether or not patentable and whether or not reduced to practice), inventor rights, reports, discoveries, developments, research and test data, ideas, quality records, engineering notebooks, processes, procedures, prototypes, patent records, bug/defect analysis data, specifications, plans, proposals, technical data, works of authorship, marketing, business and marketing plans, and all other confidential and proprietary information and the like, exclusively used in connection with the Business or otherwise Related to the Business and identified in Section 3.1(13) of the Disclosure Schedule under the heading “Technology”, and tangible embodiments, whether in electronic, written or other media, of any of the foregoing, but excluding Business Intellectual Property.

“Technology Proprietary to Vendor” means all Technology which is covered by or incorporates Vendor’s Owned Business IP.

“Third Party” has the meaning set out in Section 6.9(4) .

“Third Party Claim” has the meaning set out in Section 6.3.

“Threatened”, when used in relation to a Legal Proceeding or other matter, means that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future or that an event has occurred or circumstances exist that would lead a reasonable Person to conclude that a Legal Proceeding or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.

“Transaction Personal Information” means any Personal Information in the possession, custody or control of the Vendor at the Closing Time, including Personal Information about the Employees, suppliers, customers, directors, officers or shareholders that is:

(a)	disclosed to the Purchaser or any Representative of the Purchaser prior to the Closing Time by the Vendors or their Representatives or otherwise; or

(b)	collected by the Purchaser or any Representative of the Purchaser prior to the Closing Time from the Vendors or their Representatives or otherwise,

in either case in connection with the transactions contemplated by this Agreement.

“Vendor’s Analytical Business” means the Vendor’s analytical business, which includes the development, marketing and licensing of analytical platforms and analytical software applications as well as the provision of maintenance and related services for such analytical platforms and software.

“Vendor’s Counsel” means Fasken Martineau DuMoulin LLP.

“Vendor’s Indemnified Parties” means the Vendor and its directors, officers, employees and agents.

“Vendor’s Owned Business IP” means all Intellectual Property Rights forming part of the Business Intellectual Property with the exception of Intellectual Property Rights in:

(a)	Open Source Materials;

(b)	Business Intellectual Property covered by In-Licenses with a Person dealing at arm’s length to the Vendor or its Affiliates;

(c)	commercially available off-the-shelf software;

(d)	the names “Nearline” and “SAP Nearline”; and

(e)	any Excluded Assets.

“Withholding Liability” [Section intentionally deleted.]

1.2      Accounting Principles. Whenever in this Agreement reference is made to generally accepted accounting principles, or to GAAP, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity thereto, applicable as at the date on which such principles are to be applied or on which any calculation or determination is required to be made in accordance with generally accepted accounting principles.

1.3      Actions on Non-Business Days. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.4      Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement:

(a)	all dollar amounts referred to in this Agreement are stated in the lawful currency of the United States of America;

(b)

any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by cash, by certified cheque or by any other method that provides immediately available funds; and

(c)

except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. on the due date at the payee’s address for notice under Section 8.3 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.5      Calculation of Interest. In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

1.6      Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. pacific standard time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. pacific standard time on the next succeeding Business Day.

1.7      Knowledge. Where any representation, warranty or other statement in this Agreement is expressed to be made by the Vendor to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Vendor or of which the Vendor is aware, it shall mean such knowledge as is actually known to, or which would have or should reasonably have come to the attention of, the officers or employees of the Vendor who have overall responsibility for or knowledge of the matters relevant to such statement following due and reasonable inquiry by such officers or employees. For clarity, in respect of Intellectual Property and Technology, the term “Knowledge” excludes any facts or matters not to the actual knowledge of the officers or employees of the Vendor that could only have become known by performing additional intellectual property searches (such as, without limitation, a trade-mark availability search, a patentability search or a freedom to operate patent search).

1.8      Additional Rules of Interpretation.

     (1)      Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

     (2)      Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

     (3)      Section References. Unless the context requires otherwise, references in this Agreement to Sections or Exhibits are to Sections or Exhibits of this Agreement.

     (4)      Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

     (5)      References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

     (6)      Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

     (7)      Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

1.9      Exhibits. The following are the Exhibits attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Exhibit	Description

A	Earn Out Milestones
A-1	Roadmap Items
B	Form of General Conveyance and Assumption of Liabilities Agreement
C	Form of Restrictive Covenants Agreement
D	Customer Consents
E	Form of Escrow Agreement
F	Intentionally deleted
G	Form of Patent Assignment Agreement

ARTICLE 2
PURCHASE OF ASSETS

2.1      Purchase and Sale of Purchased Assets. At the Closing Time, on and subject to the terms and conditions of this Agreement, the Vendors shall sell to the Purchaser, and the Purchaser shall purchase from the Vendors, the Purchased Assets free and clear of all Liens other than Permitted Liens.

2.2      Assumed Liabilities. At the Closing Time, on and subject to the terms and conditions of this Agreement, the Purchaser shall assume and agree to pay when due and perform and discharge in accordance with their terms, the Assumed Liabilities. Notwithstanding any other provision of this Agreement, the Purchaser shall not be liable for any Liability of the Vendors other than the Assumed Liabilities. The Retained Liabilities shall remain the sole responsibility of, and shall be retained, paid and performed solely by, the Vendors.

2.3      Purchase Price. The consideration payable by the Purchaser to the Vendors for the Purchased Assets (the “Purchase Price”) shall be the aggregate of:

(a)	an amount equal to $6,000,000.00 less (i) the amount of the Assumed Employee Vacation Pay and (ii) $16,000.00 on account of notional severance costs for

[Name of employee omitted for privacy reasons]; plus

(b)	any portion of the Earn Out Amount that becomes payable in accordance with Section 2.6.

2.4      Payment of Purchase Price. The Purchase Price shall be paid and satisfied as follows:

(a)	an amount equal to $800,000.00 shall be paid by the Purchaser to the Escrow Agent at Closing, to be held on the terms and subject to the conditions of the Escrow Agreement;

(b)	subject to Section 2.5, an amount equal to $5,172,465.00 shall be paid by the Purchaser to the Vendor (in its own capacity and as agent for and on behalf of the Additional Vendors) at Closing; and

(c)

an amount equal to the amount of the Assumed Liabilities shall be paid and satisfied by the assumption by the Purchaser of the Assumed Liabilities at Closing by the execution and delivery of the General Conveyance and Assumption of Liabilities Agreement.

2.5      Consents and Consent Holdback.

(a)

From and after Closing, the Vendors shall use their best efforts to obtain, on terms and conditions reasonably acceptable to the Purchaser, any Consents, including any Customer Consents, that were not obtained prior to Closing. The Purchaser shall act reasonably in providing its consent if it becomes necessary for the Vendors to disclose Confidential Information in connection with the performance of the Vendors’ obligations under this Section 2.5(a).

(b)

Notwithstanding anything to the contrary in this Agreement, the Purchaser shall have the right, but not the obligation, to hold back and deduct from the portion of the Purchase Price payable at Closing the sum of $1,000,000.00 (the “Consent Holdback”) if all, and not less than all, of the Customer Consents are not obtained by the Vendors on or prior to Closing on terms and conditions acceptable to the Purchaser. The Purchaser shall pay to the Vendor (in its own capacity and as agent for and on behalf of the Additional Vendors):

(i)

an amount equal to 75 percent of the Consent Holdback, promptly and in any event within twenty (20) days following receipt of evidence, satisfactory to the Purchaser, that Customer Consents representing 65 percent of the aggregate value of the Contracts to which the Customer Consents relate (as determined in accordance with the values set forth in Exhibit D) have been obtained by the Vendors on terms and conditions acceptable to the Purchaser, acting reasonably; and

(ii)

subject to and conditional upon the Purchaser’s prior receipt of the evidence described in Section 2.5(b)(i) above, an amount equal to 25 percent of the Consent Holdback, promptly and in any event within twenty (20) days following receipt of evidence, satisfactory to the Purchaser, that Customer Consents representing an additional 25 percent of the aggregate value of the Contracts to which the Customer Consents relate (as determined in accordance with the values set forth in Exhibit D) have been obtained by the Vendors on terms and conditions acceptable to the Purchaser, acting reasonably.

The Parties acknowledge and agree that no interest shall be paid on the Consent Holdback.

2.6      Earn Out. If, following the Closing, the Business achieves an Earn Out Milestone by satisfying the criteria and deliverables described in Exhibit A relating to such Earn Out Milestone (in each case as determined by the Purchaser in its sole discretion) on or before the due date for such Earn Out Milestone as set out in Exhibit A, the Purchaser shall promptly, and in any event within twenty (20) days after the achievement of such Earn Out Milestone, pay to the Vendor’s Counsel in trust for the Vendor (in its own capacity and as agent for and on behalf of the Additional Vendors) the portion of the Earn Out Amount corresponding to such Earn Out Milestone as set forth in Exhibit A. Notwithstanding anything to the contrary in this Agreement:

(a)

any portion of the Earn Out Amount that is paid to the Vendor’s Counsel in trust shall constitute and shall be treated by the Parties for all purposes as a payment by the Purchaser of a portion of the Purchase Price;

(b)	no interest shall be payable on any portion of the Earn Out Amount;

(c)

the Purchaser’s obligation to pay a portion of the Earn Out Amount in connection with the achievement of a particular Earn Out Milestone shall not be contingent upon the achievement of any other Earn Out Milestone;

(d)

the Purchaser shall have the sole and absolute discretion (but not the obligation) to pay some or all of the portion of the Earn Out Amount corresponding to a particular Earn Out Milestone if not all of the criteria and deliverables applicable to such Earn Out Milestone are not satisfied or achieved, which payments, if any, shall be made at such time or times, in such amounts and subject to such further conditions or requirements as the Purchaser shall determine in its sole discretion;

(e)

any portion of the Earn Out Amount paid by the Purchaser (including any payments made pursuant to Section 2.6(d) above) shall constitute part of the consideration paid for the Purchased Assets and not payment on account of services or any other assets;

(f)

following Closing and until the last due date for an Earn Out Milestone as set out in Exhibit A, the Purchaser shall use commercially reasonable efforts to operate the Business in the ordinary course and consistent with past practices in effect immediately prior to the Closing and shall, during such period, use commercially reasonable efforts to ensure that the Employees are afforded sufficient time to dedicate toward, and are not otherwise tasked such that they cannot reasonably achieve, the timely completion of the Earn Out Milestones. Notwithstanding the foregoing, the Vendors acknowledge and agree that, following Closing, (i) the Purchaser or its Affiliates shall have the power and right to control all aspects of the Business, and (ii) the Purchaser or its Affiliates may exercise or refrain from exercising such power and right as it may consider appropriate and in the best interests of the Purchaser or its Affiliates (rather than in the interests of the Vendor, having regard to the payment of the Earn Out Amount); and

(g)	all payments of any portion of the Earn Out Amount are subject to the rights of the Purchaser under Section 6.11.

2.7      GST/HST Election.

(a)

At the Closing or as soon as reasonably practicable thereafter, the Vendor and the Purchaser shall execute jointly an election under section 167 of the Excise Tax Act (Canada) and under section 75 of an Act respecting the Qubec sales tax to have the sale of the Purchased Assets take place on a GST/HST and QST-free basis under Part IX of the Excise Tax Act (Canada) and under Title I of an Act respecting the Qubec sales tax and the Purchaser shall file such election with its GST/HST and QST return for the reporting period in which the sale of the Purchased Assets takes place.

(b)

Should it be determined by the relevant Governmental Authorities that the elections referred to in Section 2.7(a) are not available to the Parties for whatever reason, the Purchaser shall indemnify and save harmless the Vendor against any Damages suffered as a result of the unavailability of such elections up to and not exceeding an amount equal to the aggregate of the input tax credits and input tax refunds actually received by the Purchaser from the relevant Governmental Authorities as a result of the unavailability of such elections.

2.8      Prepaid Income Tax Elections.

     (1)      Subsection 20(24) Tax Elections. At the Closing or as soon as reasonably practicable thereafter, the Purchaser and the Vendor shall, if applicable, jointly execute and file an election under subsection 20(24) of the Income Tax Act in the manner required by subsection 20(25) of the Income Tax Act and under the equivalent or corresponding provisions of any other applicable provincial or territorial statute, in the prescribed forms and within the time period permitted under the Income Tax Act and under any other applicable provincial or territorial statute, as to such amount paid by the Vendor to the Purchaser for assuming future obligations. In this regard, the Purchaser and the Vendor acknowledge that a portion of the Purchased Assets transferred by the Vendor pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Income Tax Act and the equivalent provisions of any applicable provincial or territorial statute, is being transferred by the Vendor as a payment for the assumption of such future obligations by the Purchaser.

     (2)      Other Tax Elections. The Purchaser and the Vendor shall also execute and deliver such other Tax elections and forms as they may mutually agree upon, each acting reasonably.

2.9      Restrictive Covenants. The Parties agree that the covenants granted by the Vendor is an integral part of this Agreement and that such covenants were granted, in whole or in part, to maintain or preserve the fair market value of the Purchased Assets. The Parties acknowledge and confirm that no proceeds have been received or are receivable pursuant to any non-compete or non-solicitation covenants given under this Agreement or any agreements delivered pursuant to this Agreement. Upon the enactment of any provisions of the Income Tax Act that are of similar import to the current legislative proposals respecting the taxation of amounts received or receivable in respect of “restrictive covenants” under proposed section 56.4 as and having retroactive application to the transactions contemplated herein (the “New Restrictive Covenant Proposals”), the Parties shall cooperate in order to determine whether there are any tax elections available or desirable in the New Restrictive Covenant Proposals (and any corresponding provision of provincial or territorial legislation); and, for this purpose, an election or other action shall not be made or taken if the Purchaser, in its sole discretion, which discretion shall not be unreasonably exercised, determines that such election or action could result in adverse tax consequences to the Purchaser or its Affiliates.

2.10      [Section intentionally deleted. This section is a specific indemnity relating to certain events or facts or circumstances related to the activities or affairs of the Vendor.]

2.11      Allocation. The Parties shall use reasonable commercial efforts to agree, as soon as practicable following Closing, upon an allocation of the Purchase Price among the Purchased Assets, and shall not take any position inconsistent with such agreed allocation in the preparation of financial statements, the filing of any Tax Returns or in the course of any audit by any Governmental Authority, Tax review or Tax proceeding.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of the Vendor. As a material inducement to the Purchaser’s entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendor set out in this Section 3.1, the Vendor represents and warrants to the Purchaser as follows:

     (1)      Incorporation and Corporate Power of Vendor. The Vendor is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Vendor has sent to the appropriate Person all annual returns and financial statements required to be sent under the laws of the jurisdiction of its incorporation. The Vendor has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments. The Vendor has the corporate power, authority and capacity to own and dispose of the Purchased Assets to the Purchaser. No act or proceeding has been taken or authorized by or against the Vendor by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Vendor or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Vendor and no such proceedings have been Threatened by any other Person.

     (2)      Authorization by Vendor. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Vendor and, as applicable, its shareholders, and no further corporate action is required to be undertaken by the Vendor or its shareholders to authorize such transactions.

     (3)      Enforceability of Vendors’ Obligations. This Agreement constitutes the valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. The Vendor is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent person as a result of the Closing. There is no Legal Proceeding in progress, pending, or Threatened against or affecting the title of the Vendor to any of the Purchased Assets at law or in equity. To the Vendor’s Knowledge, there are no grounds on which any such Legal Proceeding might be commenced and there is no Order outstanding against or affecting the Vendor which, in any such case, affects adversely or might affect adversely the ability of the Vendor to enter into this Agreement or to perform its obligations hereunder. The execution, delivery and performance of this Agreement will not constitute a violation of the constituting documents of the Vendor, of any provision of any agreement to which the Vendor is bound or of Applicable Law, other than non-material or otherwise insignificant violations of any of the foregoing that would reasonably be perceived to not have a material adverse affect on the obligations of the Vendor hereunder.

     (4)      Residence of Vendor. The Vendor is not a non-resident of Canada for purposes of section 116 of the Income Tax Act.

     (5)      Qualification to do Business. The Vendor is registered, licensed or otherwise qualified to do business under the laws of the jurisdictions specified in Section 3.1(5) of the Disclosure Schedule and neither the character nor the location of the properties and assets owned by the Vendor nor the nature of the Business requires registration, licensing or other qualification under the laws of any other jurisdiction. The Vendor has all necessary corporate power, authority, and capacity to carry on the Business and to own or lease and operate the Purchased Assets as now carried on and owned or leased and operated, except where the failure to do so would not have a material adverse effect on the Business.

     (6)      Financial Statements. The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods to which they relate, subject, in the case of the Interim Financial Statements, to usual year-end adjustments and the exclusion of footnotes. The balance sheets contained in the Financial Statements fairly present the financial position of the Business as of their respective dates and the statements of earnings and retained earnings contained in the Financial Statements fairly present the revenues, earnings and results of operations for the periods indicated. The Financial Statements are accurate and complete in all material respects and are based upon and are consistent with the Books and Records.

     (7)      Books and Records. The Vendor has made available to the Purchaser all Books and Records. All material financial transactions of the Business have been accurately recorded in the Financial Records in accordance with sound business and financial practice and the Financial Records accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of the Business as of and to the date hereof. All Books and Records are in the full possession and exclusive control of, and are owned exclusively by, the Vendor and are not dependent upon any computerized or other system, program or device that is not exclusively owned and controlled by the Vendor.

     (8)      Title to and Sufficiency of Purchased Assets. The Vendor has good and marketable legal and beneficial title to all of the Purchased Assets, free and clear of any and all Liens, except for Permitted Liens. The Purchased Assets constitute all of the property and assets used or held for use in connection with the Business and are sufficient to permit the continued operation of the Business in the same manner as it is currently conducted and for the achievement of the Earn Out Milestones, including for Products currently under development and which the Business currently intends to sell, distribute or otherwise dispose of in the future. Section 3.1(8) of the Disclosure Schedule sets out a complete and accurate list of all locations where the Purchased Assets are situated. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Vendor of the Business or of any of the Purchased Assets.

(9)	Privacy Laws.

(a)

The Vendors have complied at all times with all Privacy Laws in connection with the Vendor’s collection, use, disclosure and destruction of Personal Information; and all Personal Information has been collected, used and disclosed with the consent of each individual to whom such Personal Information relates and has been used only for the purposes for which it was initially collected.

(b)

All consents required to be obtained in connection with the provision by the Vendor to the Purchaser of Transaction Personal Information in connection with the Purchaser evaluating or proceeding with the transactions contemplated by this Agreement, including the transition of employment of the Employees, have been obtained.

(c)

The Vendor has advised the Purchaser of all of the purposes for which Transaction Personal Information was initially collected and, where any such Transaction Personal Information has been used for additional purposes of such additional purposes. Each individual to whom such Transaction Personal Information relates has been notified of, and their consent obtained for, its use for such additional purposes.

     (10)      Personal Property. Section 3.1(10) of the Disclosure Schedule lists each item of Personal Property which had a book value in the Financial Records, at the date of the most recent Annual Financial Statements, of more than $10,000.00 or is otherwise material to the Business. No Personal Property is in the possession of a third party or is on consignment. Each item of Personal Property is in good operating condition and repair, ordinary wear and tear excepted, and is suitable and adequate for the purpose for which it is being used.

     (11)      Personal Property Leases. Section 3.1(11) of the Disclosure Schedule lists all the Personal Property Leases and identifies those which cannot be terminated by the Vendor without liability at any time upon less than 30 days’ notice or which involve payment by the Vendor in the future of more than $10,000.00. Each Personal Property Lease is in full force and effect and has not been amended, and the Vendor is entitled to the full benefit and advantage of each Personal Property Lease in accordance with its terms. Each Personal Property Lease is in good standing and there has not been any default by any party under any Personal Property Lease nor any dispute between the Vendor and any other party under any Personal Property Lease.

     (12)      Contracts. Section 3.1(12) of the Disclosure Schedule lists or identifies all Contracts. Except as disclosed in Section 3.1(12) of the Disclosure Schedule, the Vendor is not a party to any Contract with any current or former director, officer or employee of the Vendor or with any Affiliate of the Vendor or other Related Person of the Vendor. Neither the Vendor nor any other party to any Contract is in material default under any Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a material default under any Contract by the Vendor or any other party to any Contract. Each Contract is in full force and effect, unamended by written or oral agreement, and the Vendor is entitled to the full benefit and advantage of each Contract in accordance with its terms. The Vendor has not received any notice of a default by the Vendor under any Contract or of a dispute between the Vendor and any other Person in respect of any Contract. Except as disclosed in Section 3.1(12) of the Disclosure Schedule, no Consent is required nor is any notice required to be given under any Contract by any party thereto or any other Person in connection with the completion of the transactions contemplated by this Agreement in order to allow the Purchaser to acquire all rights of the Vendor under such Contract. The completion of the transactions contemplated by this Agreement will not afford any party to any of the Personal Property Leases or other Contracts or any other Person the right to terminate any Personal Property Lease or other Contract nor will the completion of such transactions result in any additional or more onerous obligation on the Purchaser under any Personal Property Lease or other Contract. The Vendor is not party to, and does not otherwise enjoy any rights or benefits under, any pending or executory contract, lease, agreement or arrangement (whether oral or written) Related to the Business other than the Contracts and the Hybrid Contracts.

(13) Intellectual Property.

(a)

Section 3.1(13)(a) of the Disclosure Schedule contains a complete and accurate list (by name and version number) of all prototypes, products and Software Related to the Business (collectively, “Products”) that have been or are being developed for, sold, offered for sale, or distributed or otherwise disposed of since the inception of the Business, or which are currently under development and which the Business currently intends to sell, distribute or otherwise dispose of in the future.

(b)

Section 3.1(13)(b) of the Disclosure Schedule sets forth a complete and accurate list of all registrations and applications for registration of all Vendor’s Owned Business IP (collectively, the “Registered IP”). All such Registered IP is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use), is valid and enforceable, and is not subject to any unpaid maintenance or renewal fees or taxes or actions falling due within ninety (90) days after the Closing Date. All appropriate applications, documents, recordations, and certificates in connection with the Registered IP have been filed with the relevant patent, copyright, trademark or other authorities for the purposes of maintaining or prosecuting the Registered IP. There are no pending or Threatened interferences, re- examinations, office actions, oppositions, cancellation proceedings, or any equivalent proceedings involving any patents or trade-marks included in the Registered IP. Other than as set out in Section 3.1(13)(b) of the Disclosure Schedule, there have been no patents or trademarks Related to the Business that have expired, lapsed or been abandoned or deemed withdrawn according to the applicable patent offices.

(c)

Other than as set out in Section 3.1(13)(c) of the Disclosure Schedule, and other than the Open Source Materials and commercially available off-the-shelf Software, the Business Intellectual Property and the Technology constitute all of the Intellectual Property Rights that are used, held for use in, related to or reasonably necessary for the current operation of the Business, including for Products currently under development and which the Vendor intended prior to Closing to sell, distribute or otherwise dispose of in the future. The Products constitute all of the products made, sold, designed or otherwise constituting part of the Business other than discontinued products (each of which is listed in Section 3.1(13)(c) of the Disclosure Schedule).

(d)

The Vendor exclusively owns and has a valid right to assign to the Purchaser all right, title and interest in and to the Vendor’s Owned Business IP and to transfer and deliver the Technology to the Purchaser.

(e)

Each item of the Vendor’s Owned Business IP and Technology (save moral rights) is free and clear of all Liens other than Permitted Liens. With the exception of the Open Source Materials, the Vendor owns exclusively, and has good and marketable title to all Vendor’s Owned Business IP in and to the Products and the Technology (save moral rights), and no other Person has any other rights thereto or interest therein. Following the Closing, all Vendor’s Owned Business IP (save moral rights) shall be fully transferable and alienable by the Purchaser. There are no proceedings, litigations, actions or claims pending or, to the Vendor’s Knowledge, Threatened before any Governmental Authority (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Vendor’s Owned Business IP. No Vendor’s Owned Business IP is subject to any Legal Proceeding or Order restricting the use, transfer, or licensing thereof by the Vendor, or that may affect the validity, use, or enforceability of the Vendor’s Owned Business IP. No claim is pending or Threatened, and no notice or invitation to license has been received, that questions the Vendor’s title to, claims any ownership of, or any rights to, any Vendor’s Owned Business IP.

(f)

Save as may be set out in Section 3.1(13)(f) of the Disclosure Schedule, to the extent that any Vendor’s Owned Business IP was originally owned or created by or for any third party: (i) the Vendor has a written agreement with such third party or parties with respect thereto, pursuant to which the Vendor has obtained complete, unencumbered and unrestricted ownership and is the exclusive owner of, all such Vendor’s Owned Business IP (save moral rights) and has obtained the waiver of or license to use and exploit all rights non-assignable at Law, including all moral rights; (ii) the transfers from the Vendor to the Purchaser hereunder do not violate such third-party agreements; (iii) such third parties have not retained and do not have any rights or licenses with respect to the Vendor’s Owned Business IP (save moral rights); and (iv) no reasonable basis exists for any third party to challenge or object to the transactions contemplated by this Agreement. Save as may be set out in Section 3.1(13)(f) of the Disclosure Schedule, no third party who has licensed any Business Intellectual Property to or from the Vendor has ownership rights or license rights to modifications or improvements made by the Vendor or any of its Affiliates in the technology embodying such Business Intellectual Property.

(g)

Copies of Vendor’s standard form(s) of proprietary information, confidentiality and assignment agreement for employees and for consultants or independent contractors containing proprietary information, confidentiality and assignment provisions used in the five (5) year period immediately prior to the Closing Date, are attached to Section 3.1(13)(g) of the Disclosure Schedule. Save as set out in Section 3.1(13)(g) of the Disclosure Schedule, all current and former employees, and all current and former consultants and independent contractors, who have contributed to the creation or development of Technology Proprietary to the Vendor for the Business, have executed the applicable form of agreement. The Vendor has taken all reasonable steps that are required or necessary to protect the confidentiality of confidential information and trade secrets of the Vendor or of any third party that has provided any confidential information or trade secrets to the Vendor. There is no obligation to pay any royalties or other compensation to any employees or other inventors of the Vendor’s Owned Business IP.

(h)

No government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of any Vendor’s Owned Business IP.

(i)	Part I of Section 3.1(13)(i) of the Disclosure Schedule lists all Open Source Materials that have been used by or incorporated into any Product or Technology Proprietary to the Vendor in any way. Save as may be set out in Part II of Section 3.1(13)(i) of the Disclosure Schedule, the Vendor has not used Open Source Materials in any manner that would or could (i) require the disclosure or distribution in source code form of any Product or Technology Proprietary to the Vendor, (ii) require the licensing of any Product or Technology Proprietary to the Vendor for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution of any Product or Technology Proprietary to the Vendor, (iv) create, or purport to create, obligations for the Vendor (or any of their respective successors) with respect to Business Intellectual Property owned by or purported to be owned by the Vendor or grant, or purport to grant, to any third party, any rights or immunities under Business Intellectual Property owned by or purported to be owned by the Vendor, or (v) impose any other limitation, restriction, or condition on the right of the Vendor to use or distribute any Product or Technology Proprietary to the Vendor. Save as may be set out in Part III of Section 3.1(13)(i) of the Disclosure Schedule, with respect to any Open Source Materials that are or have been used by the Vendor in any way, the Vendor has been and is in compliance with all applicable licenses with respect thereto.

(j)

Subject to obtaining the Consents set out in Section 3.1(13)(j) of the Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to the Purchaser or its designee, by operation of law or otherwise, of any Contract, will result in (i) the loss or impairment of any Business Intellectual Property, (ii) the Purchaser granting to any third party any right to or with respect to any Technology or Business Intellectual Property owned by or licensed to the Purchaser, (iii) the Purchaser or any of its Affiliates being bound by, or subject to, any non-compete or other restriction, on the operation or scope of its businesses, properties or assets, including any restriction on providing services to customers or potential customers in any geographic area during any period time or in any segment of the market, or (iv) the Purchaser or any of its Affiliates being obligated to pay any royalties or other amounts to any third party.

(k)

Copies of the Vendor’s standard form(s) of non-disclosure agreement and of non- exclusive licenses of the Products to end-users (collectively, the “Standard Form Agreements”) used in the five (5) year period preceding the Closing Date are attached to Section 3.1(13)(k) of the Disclosure Schedule. Other than (i) non- disclosure agreements and (ii) non-exclusive licenses of the Products to end users (in each case of (i) and (ii), pursuant to agreements that have been entered into in the ordinary course of business that do not materially differ in substance from the Standard Form Agreements, Section 3.1(13)(k) of the Disclosure Schedule lists all (i) In-Licenses (including all In-Licenses for development tools), (ii) Out- Licenses, and (iii) Contracts for the development, support or maintenance of any Products or Technology Proprietary to the Vendor that have been executed in the five (5) year period preceding the Closing Date. Other than licenses for the Open Source Materials listed in Section 3.1(13)(i) of the Disclosure Letter and non- transferable In-Licenses that may be set out in Section 3.1(13)(k) of the Disclosure Schedule, all In-Licenses will be fully transferable, alienable and (to the extent that the subject matter of the In-Licenses was being delivered to end users prior to the Closing Date) licensable by the Vendor and the Purchaser without restriction and without payment of any kind to any third party. Neither the Products nor the development, creation or acquisition thereof by the Vendor (or any predecessor or other Affiliate of the Vendor) is subject to (in a manner that restricts the rights granted to the Purchaser hereunder), or is in violation of, in any material respect any agreement between the Vendor (or any predecessor or Affiliate of the Vendor) and any third party. There are no Contracts between the Vendor and any third party with respect to the Business Intellectual Property under which there is any dispute or, to the Vendor’s Knowledge, any Threatened dispute regarding the scope of such agreement or performance under such agreement.

(l)

The Vendor has taken all reasonable steps to protect its rights in confidential information and trade secrets associated with or related to the Purchased Assets and Business Intellectual Property, and the Vendor has executed and required appropriate nondisclosure agreements and made appropriate filings and registrations, if necessary, in connection with the foregoing. Save as may be set out in Section 3.1(13)(l) of the Disclosure Schedule, all directors, managers, officers, employees, and consultants having access to confidential information have executed appropriate nondisclosure agreements, copies of which have been provided to the Purchaser. To the Vendor’s Knowledge, there has been no unauthorized disclosure or use of any Technology that is or was a trade secret included within the Vendor’s Owned Business IP. All employees, agents, consultants and independent contractors of the Vendor and their respective contractors who have contributed to, or could otherwise now or in the future claim rights in, all or any portion of any Vendor’s Owned Business IP currently forming part of the Products either: (i) were and are under an obligation to assign such contribution or rights (save moral rights) to the Vendor, and all such assignments have been properly made; or (ii) pursuant to applicable law, their contribution is owned by the Vendor (save moral rights).

(m)

The operation of the Business as conducted in the past and as now conducted (including with respect to Products currently under development and which the Vendor intended prior to Closing to sell, distribute, or otherwise dispose of in the future), does not, and will not when conducted by the Purchaser and its Affiliates, (i)  infringe or misappropriate the Intellectual Property Rights of any other Person, (ii) violate the rights of any other Person (including rights to privacy or publicity),  iii) constitute unfair competition or trade practices under any Applicable Laws; (iv) constitute a misuse or misappropriation of any Intellectual Property Rights of any Person, (v) entitle any third party to any interest therein, or right to compensation from the Vendor or any of its respective successors or assigns, by reason thereof, or (vi) violate any Applicable Law. The Vendor has not received notice from any Person claiming any such infringement, misappropriation, violation or practice or any offer to license. There are no facts or circumstances that exist that could reasonably be expected to give rise to any such claims.

(n)

To the Vendor’s Knowledge and save as disclosed in Section 3.1(13)(n) of the Disclosure Schedule, no third party has infringed or misappropriated or is infringing or misappropriating any Vendor’s Owned Business IP. No Legal Proceeding has been brought by the Vendor or any Affiliate with respect to any Business Intellectual Property.

(o)

Save as may be disclosed in Section 3.1(13)(o) of the Disclosure Schedule, there are no bugs, non-conformities or other problems or issues with respect to any of the current versions of the Products or any version of the Products being supported by the Vendor as of the Closing Date (whether discovered by the Vendor or reported by any customer, end-user or other third party) that materially adversely affects, or may reasonably be expected to materially adversely affect, (i) the value, operation, functionality or fitness for the intended purpose of such Products or the Business Intellectual Property or (ii) the ability to perform any contractual obligations relating to such Products or the Business Intellectual Property. Save as may be disclosed in Section 3.1(13)(o) of the Disclosure Schedule, there have been, and are, no material claims asserted or Threatened against the Vendor related to the Products. The Vendor has taken reasonable steps and implemented reasonable procedures (based on standard industry practices) to ensure that the Products are free from viruses and other disabling codes.

(p)

None of the Products and neither the Business Intellectual Property nor the Technology contain any disabling codes or instructions or any “back door”, “time bomb”, “Trojan horse”, “worm”, “virus” or other software routines or hardware components that permit unauthorized access to or the unauthorized disablement or erasure of such Product, Technology or Business Intellectual Property (or any portion thereof) (collectively, “Contaminants”). The Vendor has taken commercially reasonable steps to protect the information technology systems used in connection with the operation of the Business from unauthorized access and Contaminants. There have been no unauthorized intrusions or breaches of the security of information technology systems used in connection with the operation of the Business of the Company.

(q)

Save as may be disclosed in Section 3.1(13)(q) of the Disclosure Schedule, the Vendor has not disclosed, delivered or licensed to any Person, or agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of and has taken commercially reasonable steps to protect the disclosure of, any source code for any Product, except for disclosures to employees, contractors or consultants under agreements that prohibit use or disclosure except in the performances of services for the Vendor.

(r)

The Vendor is not now nor has the Vendor ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates such member to grant or offer to any other Person any license or right to any Business Intellectual Property. In addition, if any Vendor’s Owned Business IP was acquired from a Person other than an employee of or contractor to the Vendor, then to the Vendor’s Knowledge, such Person is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that required or obligated such Person to grant or offer to any other Person any license or right to such Intellectual Property Right. The Vendor does not have any present obligation (and, to the Vendor’s Knowledge, there is no basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Business Intellectual Property by virtue of the Vendor’s membership in, promotion of, or contributions to any industry standards body or any similar organization.

(s)

The Business Intellectual Property, any Open Source Materials used by the Vendor, together with any Intellectual Property Rights or technology licensed pursuant to In-Licenses, includes all Intellectual Property Rights and technology that are used in or necessary for the conduct of the Business as it is currently conducted (including with respect to the Products currently under development and which the Vendor intended prior to Closing to sell, distribute or otherwise dispose of in the future), including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Product.

(t)

All the statements, information and responses attributable to the Vendors contained in the final report entitled “Software Audit Report – Project Dublin – Prepared for Informatica by nexB Inc.” dated September 28, 2011 are true, complete and accurate in all respects.

(14) Computer Systems.

(a)

The Computer Systems adequately meet the data processing and other computing needs of the Business as presently conducted. The Computer Systems function, operate, process and compute in accordance with all Applicable Laws, industry standards and trade practices.

(b)

The Vendor has measures in place, consistent with current industry standards and practices, to ensure that the Computer Systems contain appropriate virus protection and security measures to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to, system programs and data files comprised by the Computer Systems. The Vendor has and maintains an accurate and confidential listing of all applicable accounts, passwords, encryption algorithms and programs or other access keys required to ensure secure and proper access by the Vendor and its Employees to the system programs and data files comprised by the Computer Systems. The data processing and data storage facilities used by the Vendor in connection with the operation of the Business are adequately and properly protected consistent with current industry standards and practices.

(c)

The Vendor is, or at the Closing Time will be, in possession of (i) the object code and user manuals for all application software which is used in the Business; and the source code and all documentation required for effective use thereof, for all application software used in the Business, except that application software set out in Section 3.1(14) of the Disclosure Schedule. Except as set out in Section 3.1(14) of the Disclosure Schedule, as of the Closing Time, the source code for all application software set out in Section 3.1(14) will be held in escrow by third party escrow agents for the benefit of the Vendor, pursuant to the terms of written source code escrow agreements. The Vendor has furnished to the Purchaser true, correct and complete copies of all such source code escrow agreements.

     (15)      Permits and Compliance with Applicable Law. Section 3.1(15) of the Disclosure Schedule lists all the Permits and identifies those that by their terms are not transferable. The Permits are the only licences, permits, approvals or evidences of authority of any Governmental Authority required for the operation of the Business and are held by the Vendor free and clear of any and all Liens. The Vendor is conducting the Business in all material respects in accordance with all terms and conditions of the Permits and in compliance with Applicable Law. All Permits are valid and are in full force and effect, the Vendor is not in violation of any term or provision or requirement of any Permit, and no Person has Threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any Permit. Except as specifically disclosed in this Agreement, no Regulatory Approval is required in connection with the transactions contemplated by this Agreement or in order to transfer to the Purchaser any Permit and to maintain all rights and benefits thereunder in full force and effect and in good standing on Closing.

     (16)      Regulatory Approvals. Except as set forth in Section 3.1(16) of the Disclosure Schedule, no Regulatory Approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Vendor: (a) in connection with the execution and delivery of, and performance by the Vendor of its obligations under, this Agreement or the consummation of the transactions contemplated hereby; (b) to transfer any Permit and all rights and benefits thereunder to the Purchaser; or (c) to permit the Purchaser to carry on the Business after the Closing as the Business is currently carried on by the Vendor.

     (17)      Absence of Conflicting Agreements. The execution, delivery and performance of this Agreement by the Vendor and the completion (with any required Consents and Regulatory Approvals and the giving of any required notices) of the transactions contemplated by this Agreement do not and will not result in or constitute any of the following:

(a)

a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Vendor or of any Contract or Permit;

(b)

an event which, pursuant to the terms of any Contract or Permit, would cause any right or interest of the Vendor to come to an end or be amended in any way that is detrimental to the Business or entitle any other Person to terminate or amend any such right or interest or relieve any other Person of its obligations thereunder;

(c)	the creation or imposition of any Lien on any of the Purchased Assets; or

(d)	the violation of any Applicable Law.

     (18)      Legal Proceedings. Except as set forth in Section 3.1(18) of the Disclosure Schedule, there is no Legal Proceeding in progress, pending or, to the Knowledge of the Vendor, Threatened against or affecting the Vendor, the Business or any of the Purchased Assets or title thereto, nor is there any factual or legal basis on which any such Legal Proceeding might be commenced. There is no Order outstanding against or affecting the Vendor, the Business or any of the Purchased Assets. Without limiting the generality of the foregoing, there is no Legal Proceeding involving any product liability claim in progress, pending or, to the knowledge of the Vendor, Threatened against or affecting the Business or the Purchased Assets alleging any defect in, or failure to warn concerning any risks or damages inherent in, the design or manufacture of or the materials used in any of the products manufactured or distributed by or for the Vendor.

(19) Employment Matters.

(a)

Section 3.1(19) of the Disclosure Schedule lists all the Employees (by position) and the age, position, status, length of service, location of employment, compensation and benefits of each Employee. Except as set out in Section 3.1(19) of the Disclosure Schedule, no Employee is on long-term disability leave, extended absence or receiving benefits pursuant to any provincial or federal employment or benefits legislation. Except as set out in Section 3.1(19) of the Disclosure Schedule, the Vendor is not a party to or bound by any Contract or requirements of Applicable Law in respect of any Employee or former employee of the Business, including any Contract for the employment or statutorily required re-employment of any employee of the Business and termination or severance agreements with employees of the Business.

(b)

The Vendor is not a party to or bound by, either directly or by operation of Applicable Law, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees or independent contractors nor is the Vendor subject to any union organization effort.

(c)	The Vendor is not currently engaged in any labour negotiation.

(d)

Except as set forth in Section 3.1(19) of the Disclosure Schedule, the Vendor is not a party to any application, complaint or other Legal Proceeding under any Applicable Law relating to Employees or former employees of the Business nor is there any factual or legal basis on which any such Legal Proceeding might be commenced.

(e)

The Vendor has not engaged in any unfair labour practice nor, to its Knowledge, is there any pending or Threatened complaint regarding any alleged unfair labour practice or other Legal Proceeding relating to Employees or former employees of the Business;

(f)

There is no strike, labour dispute, work slow down or stoppage pending or to the Vendor’s Knowledge Threatened against the Business nor has there been any such strike, labour dispute, work slow down or stoppage within the last three years;

(g)

The Vendor has not paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages or bonuses paid or payable to Employees in the Ordinary Course of Business in accordance with current compensation levels and practices as set out in Section 3.1(19) of the Disclosure Schedule) as a result of the transactions contemplated by this Agreement or otherwise.

(h)	Section 3.1(19) of the Disclosure Schedule accurately sets forth the Assumed Employee Vacation Pay and the accrued but untaken vacation for each Employee.

(i)

None of the Employees or independent contractors engaged by the Vendor in the year immediately prior to the date hereof has indicated to the Vendor that he, she or it intends to resign, retire or terminate his, her or its engagement with the Vendor as a result of the transactions contemplated by this Agreement or otherwise.

(j)

The Vendor is in compliance in all material respects with all Applicable Laws respecting employment, employment practices and standards, terms and conditions of employment, language in the workplace, wages and hours, occupational health and safety, human rights, labour relations, pay equity and workers’ compensation.

(k)

All current assessments under any Applicable Laws relating to workplace health and safety that relate to the Business have been paid or accrued, and the Vendor has not been subject to any special or penalty assessment with respect to the Business under such legislation which has not been paid.

(l)

There are no outstanding inspection orders made under any applicable workplace health and safety legislation relating to the Business. The Vendor is operating in all material respects, in compliance with all occupational health and safety laws in connection with the Business. To the Vendor’s Knowledge, there are no pending or Threatened charges against the Vendor under occupational health and safety laws relating to the Business. There have been no fatal or critical accidents which have occurred in the course of the operation of the Business which might lead to charges under any Applicable Laws relating to workplace health and safety.

(m)	To the Vendor’s Knowledge, none of the Employees is in violation of any non- competition, non-solicitation, non-disclosure or any similar agreement with any third party.

(20) Employee Plans.

(a)

Section 3.1(20) of the Disclosure Schedule sets forth a true, complete, up-to-date and accurate list of all written or oral employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, and every other written or oral benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by the Vendor or any Affiliate of the Vendor for the benefit of the Employees or former Employees and their dependants or beneficiaries at any time in the last five years or as provided by any collective agreement to which the Vendor is a party or by which it is, or was at any time in the last five years, bound or with respect to which the Vendor participates or has any actual or potential liability or obligations, other than plans established pursuant to statute (collectively the “Employee Plans”).

(b)

The Vendor has furnished to the Purchaser true, correct, up-to-date and complete copies of all the Employee Plans (or, where oral, written summaries of the material terms thereof) as amended as of the date hereof.

(c)	None of the Employee Plans constitutes a “registered pension plan” as that term is defined in subsection 248(1) of the Income Tax Act.

(d)

No amendments have been made to any Employee Plan and no improvements to any Employee Plan have been promised and no amendments or improvements to any Employee Plan will be made or promised by the Vendor prior to Closing.

(e)	None of the Employee Plans provides post-retirement benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

(f)

The Vendor may unilaterally amend, modify, vary, revise, revoke, or terminate, in whole or in part, each Employee Plan and take contribution holidays under or withdraw surplus from each Employee Plan, subject only to approvals required by Applicable Benefits Laws.

(g)

All obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no taxes, penalties or fees are owing or exigible under any of the Employee Plans.

(h)

No insurance policy or other contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder. The level of insurance reserves in respect of each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

     (21)      Customers and Suppliers. Section 3.1(21) of the Disclosure Schedule lists the 20 largest end user customers and the 20 largest suppliers of the Business (or such additional customers or suppliers of the Business which are sufficient to constitute 10 per cent or more of total sales or purchases, as the case may be) for each of the last three 12-month periods ending immediately before the date of this Agreement, and the aggregate amount which each customer was invoiced and each supplier was paid during such period. The Vendor is not aware of, nor has the Vendor received notice of, any intention on the part of any such customer or supplier to cease doing business with the Vendor or to modify or change in any material manner any existing arrangement with the Vendor for the purchase or supply of any products or services to the Business. The relationships of the Vendor with each of its principal suppliers, shippers, customers, end users and distributors are satisfactory, and there are no unresolved disputes with any such Persons.

     (22)      Products and Services. The products produced by the Business have been manufactured in accordance with, and meet all requirements of, Applicable Law and meet the specifications in all Contracts with customers of the Business relating to the sale of such products. Without limiting the generality of this Section 3.1(22), there are no claims against the Vendor pursuant to any product warranty or with respect to the production, distribution or sale of defective or inferior products or with respect to any warnings or instructions concerning such products. All services provided by the Vendor to the customers of the Business have been provided in accordance with Applicable Law and the terms of all Contracts relating thereto. The Vendor is not in breach of the terms of any Contract relating to the supply of products or services or any instrument ancillary thereto.

(23) Insurance.

(a)

The Vendor maintains insurance with reputable and sound insurers covering the Purchased Assets and protecting the Business in such amounts and against such losses and claims as are generally maintained for comparable businesses and properties. Section 3.1(23) of the Disclosure Schedule sets forth and describes all insurance policies currently maintained by the Vendor in respect of the Business or the Purchased Assets, including a brief description of the type of insurance, the name of the insurer, policy number, coverage limits, amount of deductible, expiration date and annual premiums. Each of such insurance policies is valid and subsisting and in good standing, there is no default thereunder and the Vendor is entitled to all rights and benefits thereunder.

(b)

Section 3.1(23) of the Disclosure Schedule sets forth and describes all pending claims under any of such insurance policies and identifies the most recent inspection reports, if any, received from insurance underwriters as to the condition or insurance value of the insured property and assets, copies of which have been made available to the Purchaser. The Vendor has not failed to give any notice or present any claim under any of such insurance policies in due and timely fashion. There are no circumstances which might entitle the Vendor to make a claim under any of such insurance policies or which might be required under any of such insurance policies to be notified to the insurers and no claim under any of such insurance policies has been made by the Vendor since the date of the most recent Annual Financial Statements.

(c)

None of such insurance policies is subject to any special or unusual terms or restrictions or provides for a premium in excess of the stipulated or normal rate. No notice of cancellation or non-renewal with respect to, nor disallowance of any claim under, any of such insurance policies has been received by the Vendor. To the knowledge of the Vendor, there are no circumstances or occurrences which would or might form the basis of a material increase in premiums for the current insurance coverage maintained by the Vendor.

     (24)      Withholdings and Remittances. The Vendor has withheld from each payment made to any of its present or former Employees and, in respect of other payments, to all Persons who are or are deemed to be non-residents of Canada for purposes of the Income Tax Act all amounts required by Applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority. The Vendor has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of the Employees to the proper Governmental Authority within the time required under Applicable Law. There are no Liens for Taxes that have been registered by any Governmental Authority against any of the Purchased Assets and no claims are being asserted with respect to any Taxes related to any of the Purchased Assets. The Vendor has charged, collected and remitted on a timely basis all Taxes as required under Applicable Law on any sale, supply or delivery whatsoever, made by the Vendor. None of the Purchased Assets constitute “taxable Canadian property" within the meaning of subsection 248(1) of the Income Tax Act or “taxable Qubec property" within the meaning of section 1094 of the Taxation Act (Qubec).

     (25)      Tax Returns. The Vendor has filed all Tax Returns required to be filed by it so as to prevent any valid Lien (other than a Permitted Lien) of any nature on the Purchased Assets and has paid all Taxes relating to the Business which have been due with respect to the periods covered by such Tax Returns, or pursuant to any assessment received in connection therewith.

     (26)      GST/HST and QST. The Purchased Assets supplied by the Vendor (i) constitute a “business” or “part of a business” for purposes of subsection 167(1) of the Excise Tax Act (Canada) and section 75 of an Act respecting the Qubec Sales Tax and (ii) constitute all or substantially all of the property that can reasonably be regarded as being necessary for the Purchaser to be capable of carrying on the Business. The Vendor is registered for GST/HST under Part IX of the Excise Tax Act (Canada) and the Vendor’s GST/HST and QST registration numbers are 10471 3607 RT0001 and 1002070461 TQ0002.

     (27)      No Material Adverse Change. Since the date of the most recent Annual Financial Statements, there has been no Material Adverse Change and, to the knowledge of the Vendor, no event has occurred nor do any circumstances exist which could result in a Material Adverse Change.

     (28)      Absence of Certain Changes or Events. Since the date of the most recent Annual Financial Statements, the Vendor has carried on the Business in the Ordinary Course of Business and, in particular, but without limitation, has not:

(a)

except as set out in Section 3.1(28) of the Disclosure Schedule, mortgaged, pledged, granted a security interest in or otherwise created a Lien on any of the Purchased Assets, except in the Ordinary Course of Business and in amounts which, individually and in the aggregate are not material to the financial condition or operation of the Business;

(b)	except as set out in Section 3.1(28) of the Disclosure Schedule, entered into any contract or any other transaction that was not in the Ordinary Course of Business;

(c)	revalued or disposed of any of the Purchased Assets;

(d)

terminated, cancelled, modified or amended in any material respect or received notice or a request for termination, cancellation, modification or amendment of any Contract or taken or failed to take any action that would entitle any party to a Contract to terminate, modify, cancel or amend any Contract;

(e)

in respect of the Business, made any capital expenditure or authorized any capital expenditure or made any commitment for the purchase, construction or improvement of any capital assets except in the Ordinary Course of Business;

(f)	made any change in its accounting principles, policies, practices or methods;

(g)	entered into any Contract or commitment to hire, or terminated the services of, any officer or senior management employee with responsibilities for matters Related to the Business; or

(h)	agreed, committed or entered into any understanding to take any actions enumerated in paragraphs (a) to (g) of this Section 3.1(28).

     (29)      Full Disclosure. None of the representations and warranties contained in this Agreement or in any other agreement or document furnished by or on behalf of the Vendor to the Purchaser pursuant to this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary to make any such statement or representation not misleading.

3.2      Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Vendor as follows:

     (1)      Incorporation and Corporate Power. The Purchaser is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

     (2)      Authorization by Purchaser. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser and the Purchaser has the financial resources available to pay the Purchase Price in full at Closing.

     (3)      Enforceability of Obligations. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. There is no Legal Proceeding in progress, pending, or Threatened against or affecting the Purchaser, and there are no grounds on which any such Legal Proceeding might be commenced and there is no Order outstanding against or affecting the Purchaser which, in any such case, affects adversely or might affect adversely the ability of the Purchaser to enter into this Agreement or to perform its obligations hereunder. The execution, delivery and performance of this Agreement will not constitute a violation of the constituting documents of the Purchaser, of any provision of any agreement to which the Purchaser is bound or of Applicable Law, other than non-material or otherwise insignificant violations of any of the foregoing that would reasonably be perceived to not have a material adverse affect on the obligations of the Purchaser hereunder.

     (4)      ICA. The Purchaser is a “WTO investor” within the meaning of the ICA.

     (5)      GST/HST and QST. The Purchaser is registered for GST/HST purposes under Part IX of the Excise Tax Act (Canada) and its registration number is 861946622 RT0001. The Purchaser is registered for QST purposes under an Act Respecting the Qubec Sales Tax and its registration number is 1088921727 TQ0001.

3.3      Interpretation of Vendor’s Representations and Warranties. All references to “the Vendor” in the representations and warranties contained in Section 3.1 are hereby deemed to refer to, and shall be read to refer to, each and every one of the Vendors, it being the express intention of the Parties that the representations and warranties contained in Section 3.1 be made in respect of the Vendor and each and every one of the Additional Vendors.

3.4      Commissions. Each Party represents and warrants to the other Party that such other Party will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, that Party.

3.5      No Waiver. No investigations, inspections, surveys or tests made by or on behalf of the Purchaser at any time shall affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by the Vendor in or pursuant to this Agreement.

3.6      Governmental Authorities. Except for the post-Closing filing required to be submitted by the Purchaser under the ICA, the Purchaser is not required to submit any notice, report or other filing with any Governmental Authority in connection with its execution or delivery of this Agreement or on the consummation of the transactions contemplated hereby and no consent, approval or authorization of any Governmental Authority is required to be obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1      Closing. The Closing shall take place at 11:00 am EST on the Closing Date at the offices of the Purchaser’s Counsel in Montreal, Qubec, or at such other time on the Closing Date or such other place as may be agreed orally or in writing by the Vendor and the Purchaser.

4.2      Vendor’s Closing Deliveries. At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following documents:

(a)

a general conveyance and assumption of liabilities agreement in the form of Exhibit B duly executed by the Vendors, together with such other deeds of conveyance, bills of sale, assurances, transfers, assignments, consents, and such other agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement;

(b)	a transition services agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Vendor;

(c)	a certificate of status under the Canada Business Corporations Act in respect of the Vendor together with a certificate of good standing in respect of the Vendor issued by the Province of Qubec;

(d)	all keys, entry devices and passcodes with respect to the Purchased Assets including combinations to any locks or vaults;

(e)	all source code and related documentation forming part of the Technology including the source code for the Shared Components;

(f)	original copies of the Personal Property Leases and copies of all other Contracts and all files and correspondence relating to them;

(g)

a certificate of the President or other senior officer of the Vendor dated as of the Closing Date attaching true and complete copies of (i) the articles and by-laws of the Vendor and (ii) all resolutions of the Vendor’s board of directors authorizing and approving this Agreement and the transactions contemplated hereby, all in form satisfactory to the Purchaser;

(h)	evidence in form satisfactory to the Purchaser acting reasonably that any required Regulatory Approvals have been obtained on terms and conditions acceptable to the Purchaser;

(i)

evidence satisfactory to the Purchaser that the bulk sales legislation in each of the jurisdictions in which the Purchased Assets are located has been complied with or that the sale of the Purchased Assets is exempt from compliance with such legislation;

(j)	a restrictive covenants agreement in the form of Exhibit C, duly executed by the Vendor;

(k)

Canada employment agreement and confidentiality and intellectual property agreement in form and substance acceptable to the Purchaser and the Vendor executed by each Employee other than [Name of employee intentionally omitted for privacy reasons], and a Germany employment agreement in form and substance acceptable to the Purchaser and the Vendor executed by [Name of employee intentionally omitted for privacy reasons], all of which provide: (i) compensation and benefits no less favourable in the aggregate to those that were applicable to the Employees as of the Closing Date; (ii) recognition of service by the Purchaser of Employee’s service with the Vendor for statutory entitlement purposes and with respect to benefit plans maintained by the Purchaser or its relevant designee, except to the extent such recognition of service would result in the duplication of benefits or entitlements; and (iii) if necessary, the agreement by the Employee to transfer employment from the Vendor to the Purchaser;

(l)	an opinion of the Vendor’s Counsel in form and substance acceptable to the Purchaser and the Vendor;

(m)	a Runtime Component License Agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Vendor;

(n)	a Shared Components License Agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Vendor;

(o)	a Hybrid Contracts License Agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Vendor;

(p)	a patent assignment agreement substantially in the form of Exhibit G, duly executed by the Vendor;

(q)	all ribbon copies of granted patents and patent files forming part of the Purchased Assets; and

(r)

all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

4.3      Purchaser’s Closing Deliveries. At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following documents and payments:

(a)	a general conveyance and assumption of liabilities agreement in the form of Exhibit B, duly executed by the Purchaser or its designee;

(b)	a transition services agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Purchaser or its designee;

(c)

a certificate of the President or other senior officer of the Purchaser dated as of the Closing Date attaching true and complete copies of the resolutions of the Purchaser’s board of directors approving this Agreement and the transactions contemplated hereby;

(d)	the payments referred to in Section 2.4(a);

(e)	the elections referred to in Sections 2.7 and 2.8, as applicable;

(f)	the Runtime Component License Agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Purchaser;

(g)	the Shared Components License Agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Purchaser; and

(h)	the Hybrid Contracts License Agreement in form and substance acceptable to the Purchaser and the Vendor, duly executed by the Purchaser.

4.4      Delivery of Escrow Agreement. At the Closing, the Vendor and the Purchaser shall deliver or cause to be delivered to each other the Escrow Agreement, duly executed by the Vendor, the Purchaser and the Escrow Agent.

4.5      Possession. On the Closing Date, the Vendors shall deliver or cause to be delivered to the Purchaser possession of the Purchased Assets.

4.6      Delayed Transfer Assets. To the extent that any Purchased Asset or any claim, right or benefit arising under or resulting from such Purchased Asset is not capable of being transferred without the approval, consent or waiver of any third Person, or if the transfer of any Purchased Asset would constitute a breach of any obligation under, or a violation of, any Applicable Law unless the approval, consent or waiver of such third Person is obtained (all such Purchased Assets being collectively referred to in this Agreement as “Delayed Transfer Assets”), except as otherwise expressly provided in this Agreement and without limiting the rights and remedies of the Purchaser contained elsewhere in this Agreement, this Agreement shall not constitute an agreement to transfer any Delayed Transfer Asset unless and until such approval, consent or waiver has been obtained. After the Closing and until all such Delayed Transfer Assets are transferred to the Purchaser, each of the Vendors shall:

(a)	maintain its existence and hold the Delayed Transfer Assets in trust for the Purchaser;

(b)	comply with the terms and provisions of or relating to the Delayed Transfer Assets as agent for the Purchaser at the Purchaser’s cost and for the Purchaser’s benefit;

(c)	co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of the Delayed Transfer Assets to the Purchaser; and

(d)

enforce, at the request of the Purchaser and at the expense and for the account of the Purchaser, any rights of the Vendor under or arising from the Delayed Transfer Assets against any third Person, including the right to elect to terminate any such rights in accordance with the terms of such rights upon the written direction of the Purchaser.

In order that the full value of the Delayed Transfer Assets may be realized for the benefit of the Purchaser, the Vendors shall, at the request and expense and under the direction of the Purchaser, in the name of the Vendors or otherwise as the Purchaser may specify, take all such action and do or cause to be done all such things as are, in the opinion of the Purchaser, necessary or proper in order that the obligations of the Vendors under such Delayed Transfer Assets may be performed in such manner that the value of such Delayed Transfer Assets is preserved and enures to the benefit of the Purchaser, and that any moneys due and payable and to become due and payable to the Purchaser in and under such Delayed Transfer Assets are received by the Purchaser. The Vendors shall promptly pay to the Purchaser all moneys collected by or paid to the Vendors in respect of every such Delayed Transfer Asset.

ARTICLE 5
CONDITIONS OF CLOSING

5.1      Purchaser’s Conditions. The Purchaser shall not be obligated to complete the purchase of the Purchased Assets pursuant to this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 5.1 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Purchaser. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 5.1 are fulfilled at or before the Closing Time.

     (1)      Representations and Warranties. The representations and warranties of the Vendor in Section 3.1 shall be true and correct at the Closing as if they were given and made as of the Closing Date.

     (2)      Vendor’s Compliance. The Vendors shall have performed and complied with all of the terms and conditions in this Agreement on their part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in Section 4.2 and elsewhere in this Agreement.

     (3)      Due Diligence Investigation. The Purchaser shall have conducted and completed its investigation of the Vendor, the Business, the Employees and the Purchased Assets and the Purchaser shall have been satisfied, in its sole discretion, in all respects with the results of such investigation and shall have determined, in its sole discretion, to proceed with the transactions contemplated by this Agreement.

     (4)      No Litigation. There shall be no Order or any Legal Proceedings commenced or Threatened:

(a)

against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, preventing or restraining the completion of the transactions contemplated by this Agreement; or

(b)	against either Party or against any of their respective Affiliates or any of their respective directors or officers which:

(i)

in the result, could adversely affect the right of the Purchaser to acquire or retain the Purchased Assets or to continue to operate the Business after the Closing in the same manner in which it was operated by the Vendors prior to Closing; or

	(ii)	in the sole discretion of the Purchaser, could make the completion of the transactions contemplated by this Agreement inadvisable.

     (5)      Regulatory Approvals. All the Regulatory Approvals shall have been obtained on terms and conditions acceptable to the Purchaser.

     (6)      Employees. The Purchaser shall have been satisfied that the Employees wish to continue in the employ of the Purchaser or its designee in accordance with the provisions of 4.2(k) . The Vendor will have taken all actions necessary so that the Persons listed in Section 3.1(19) of the Disclosure Schedule who are providing services in Qubec, Canada and are not Employees have terminated employment prior to the Closing Date.

5.2      Condition Not Fulfilled. If any condition in Section 5.1 has not been fulfilled at or before the Closing Time or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a)	terminate this Agreement by notice to the Vendor; or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

5.3      Vendor’s Conditions. The Vendors shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 5.3 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendors. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser’s control as may be necessary to ensure that the conditions listed below in this Section 5.3 are fulfilled at or before the Closing Time.

     (1)      Representations and Warranties. The representations and warranties of the Purchaser in Section 3.2 shall be true and correct at the Closing as if they were given and made as of the Closing Date.

     (2)      Purchaser’s Compliance. The Purchaser shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing all the documents contemplated in Section 4.3 and elsewhere in this Agreement.

5.4      Condition Not Fulfilled. If any condition in Section 5.3 shall not have been fulfilled at or before the Closing Time or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of one or more of the Vendors to comply with its obligations under this Agreement, then the Vendor in its sole discretion may, without limiting any rights or remedies available to the Vendor at law or in equity, either:

(a)	terminate this Agreement by notice to the Purchaser; or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

ARTICLE 6
SURVIVAL AND INDEMNIFICATION

6.1      Survival. All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 5 hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any transfer documents or other documents of title to the Purchased Assets and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the consideration for the Purchased Assets.

6.2      Indemnity by Vendor. The Vendor shall indemnify the Purchaser’s Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)

any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b)

any breach or any non-fulfilment of any covenant or agreement on the part of any of the Vendors contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(c)	any Liability arising from the ownership or operation of the Business or the Purchased Assets prior to the Closing Date, other than a Liability that is an Assumed Liability;

(d)	any non-compliance by any of the Vendors with the provisions of any bulk sales legislation in any jurisdiction where any of the Purchased Assets are located;

(e)	defects or deficiencies in any product or component thereof manufactured or distributed or any services provided by any of the Vendors, in whole or in part, prior to the Closing Date;

(f)

any Legal Proceeding to which any of the Vendors is a party at any time on or prior to the Closing Date, or to which it becomes a party after the Closing Date arising from facts or circumstances that existed at any time on or prior to the Closing Date;

(g)

any breach or alleged breach of any Contract by any of the Vendors which occurred prior to the Closing Date or any such breach which occurs after the Closing Date but arises out of a continuation of a course of conduct which commenced prior to the Closing Date, including any Contract disclosed in the Disclosure Schedule;

(h)

any Liability in respect of any employee that is not an Employee in respect of such employee’s employment with any of the Vendors or arising out of or in any way related to such employee’s claim against the Purchaser for continued employment with the Purchaser, notice of termination of employment or any indemnity or payment whatsoever;

(i)

any payment by Purchaser or its designee to an Employee or Person for accrued but untaken vacation and any demand or claim by an Employee or Person for accrued but untaken vacation in excess of the Assumed Employee Vacation Pay;

(j)	the security interest registered in the Province of Ontario against Sand Technology Systems (Canada) Inc. (a prior name of the Vendor) in favour of Sanwa Bank Canada;

(k)

any release of source code that forms any part of the Purchased Assets pursuant to any source code escrow agreement or similar arrangement to which any of the Vendors is a party as a result of the completion of the transactions contemplated by this Agreement;

(l)	[Section intentionally deleted.]

(m)

the breach of the representation and warranty contained in the last sentence of Section 3.1(24), it being expressly acknowledged by the Parties that any such breach is not subject to the provisions and restrictions contained in Section 6.4 and 6.5; and

(n)	the Retained Liabilities.

For greater certainty and without limiting the generality of the provisions of Sections 6.2(a) and 6.2(b), the indemnity provided for in Sections 6.2(b) through 6.2(n) shall extend to any Damages arising from any act, omission or state of facts that occurred or existed prior to the Closing Time, and whether or not disclosed in the Disclosure Schedule. The rights to indemnification of the Purchaser’s Indemnified Parties under this Section 6.2 shall apply notwithstanding any inspection or inquiries made by or on behalf of any of the Purchaser’s Indemnified Parties, or any knowledge acquired or capable of being acquired by any of the Purchaser’s Indemnified Parties or facts actually known to any of the Purchaser’s Indemnified Parties (whether before or after the execution and delivery of this Agreement and whether before or after Closing). The waiver of any condition based upon the accuracy of any representation and warranty or the performance of any covenant shall not affect the right to indemnification, reimbursement or other remedy based upon such representation, warranty or covenant.

6.3      Notice of Claim. If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 6, such Indemnified Party shall promptly give written notice thereof (a “Notice of Claim”) to the Purchaser or the Vendor, as the case may be. The Notice of Claim shall specify whether the potential Damages arise as a result of a claim by a Person against the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as the case may be (a “Third Party Claim”) or whether the potential Damages do not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b)	the amount of the potential Damages arising therefrom, if known.

If, through the fault of the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as the case may be, the Vendor or the Purchaser, as applicable, does not receive a Notice of Claim in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Vendor to the Purchaser’s Indemnified Party or of the Purchaser to the Vendor’s Indemnified Party, as the case may be, under this Article 6 shall be reduced only to the extent that Damages are actually incurred by the Vendor or the Purchaser, as applicable, resulting from the Purchaser’s Indemnified Party’s failure to give the Notice of Claim on a timely basis or the Vendor’s Indemnified Party’s failure to give the Notice of Claim on a timely basis. Nothing in this Section 6.3 shall be construed to affect the time within which a Notice of Claim must be delivered pursuant to Section 6.4 in order to permit recovery pursuant to Section 6.2(a) or 6.12(b) .

6.4      Time Limits for Delivery of Notice of Claim for Breach of Representations and Warranties. No Damages may be recovered: (i) from the Purchaser pursuant to Section 6.12, unless a Notice of Claim is delivered by the Vendor on or before the date that is two years after Closing; or (ii) from the Vendor pursuant to Section 6.2(a), unless a Notice of Claim is delivered by the Purchaser in accordance with the timing set out below:

(a)	with respect to the Fundamental Representations and Warranties, at any time after Closing;

(b)	with respect to the Intellectual Property Representations and Warranties, on or before the date that is five (5) years after Closing;

(c)

with respect to the representations and warranties in Sections 3.1(24), 3.1(25), and 3.1(26), at any time before the date that is 90 days after the relevant Governmental Authorities are no longer entitled to assess or reassess the Vendor in respect of the Taxes in question, having regard, without limitation, to:

(i) any waiver given by the Vendor in respect of such Taxes; and

(ii) any entitlement of a Governmental Authority to assess or reassess the Vendor without limitation in the event of fraud or misrepresentation attributable to neglect, carelessness or wilful default; and

(d)	with respect to all representations and warranties other than those described in Sections 6.4(a), 6.4(b) or 6.4(c), on or before the date that is two (2) years after Closing.

Unless a Notice of Claim has been given by the Vendor on or before the date that is two years after Closing, the Purchaser shall be released on the date immediately following the date that is two years after Closing, from all obligations in respect of representations and warranties referenced in Section 6.12 and from the obligation to indemnify the Vendor’s Indemnified Parties in respect thereof pursuant to Section 6.12.

Unless a Notice of Claim has been given by the Purchaser in accordance with the timing set out in Sections 6.4(b), 6.4(c) or 6.4(d), with respect to the representations and warranties referred to in any such Section, the Vendor shall be released on the date set out in Sections 6.4(b), 6.4(c) or 6.4(d), as applicable, from all obligations in respect of representations and warranties referenced in those Sections and from the obligation to indemnify the Purchaser’s Indemnified Parties in respect thereof pursuant to Section 6.2(a) . This Section 6.4 shall not be construed to impose any time limit on the Purchaser’s right to assert a claim to recover Damages under Sections 6.2(b) through 6.2(n), whether or not the basis on which such a claim is asserted could also entitle the Purchaser to make a claim for Damages pursuant to Section 6.2(a) .

6.5      Recovery Threshold and Monetary Limits on Damages Payable by the Vendor for Breach of Representations and Warranties. No Damages may be recovered from the Vendor pursuant to Section 6.2(a) unless and until the accumulated aggregate amount of Damages of the Purchaser’s Indemnified Parties arising pursuant to Section 6.2(a) exceeds $50,000.00, in which event, only the amount of all such Damages that exceeds $50,000.00 may be recovered. Upon notice to the Vendor specifying in reasonable detail the basis therefor, the Purchaser shall first give notice pursuant to the Escrow Agreement of a claim to which it is entitled under this Article and second, if the balance of the amount in escrow is insufficient to satisfy the Damages set out in such claim, it shall seek recovery from the Vendor hereto. The Vendor shall be liable to pay to the Purchaser for all such Damages, up to the following maximum amounts:

(a)	in the case of Damages resulting from a claim based on any incorrectness in or breach of any of the Fundamental Representations and Warranties, an unlimited amount;

(b)

in the case of Damages resulting from a claim based on any incorrectness in or breach of (i) any of the Intellectual Property Representations and Warranties or (ii) [Section intentionally deleted. This section is a specific indemnity relating to certain events or facts or circumstances related to the activities or affairs of the Vendor]; and

(c)	in the case of Damages resulting from a breach of all other representations and warranties of the Vendor not contemplated by Section 6.5(a) and 6.5(b), a maximum amount of $4,000,000.00.

The above limitations shall have no application to any claim to recover Damages based on any incorrectness in or breach of (i) any of the Fundamental Representations and Warranties, or (ii) any other representation or warranty of the Vendor in this Agreement resulting from fraud or intentional misrepresentation by the Vendor, nor shall the limitation be construed to apply to any of the indemnities in Sections 6.2(b) to 6.2(l) .

6.6      Calculation of Damages. For greater certainty, for the purpose only of calculating the amount of Damages under this Article 6, the representations and warranties of the Parties contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement shall be deemed to have been made without qualifications as to materiality where the words or phrases “material”, “immaterial”, “in all material respects” or words or phrases of similar import are used, such that the amount of Damages payable to an Indemnified Party is not subject to any deduction in respect of amounts below the agreed upon level of materiality. Further, the calculation of such amount shall not be affected by any inspection or inquiries made by or on behalf of the Party entitled to be indemnified under this Article 6.

6.7      Agency for Non-Parties. The Purchaser and the Vendor hereby accept each indemnity in favour of each of the Purchaser’s Indemnified Parties or the Vendor’s Indemnified Parties, as applicable, who are not Parties, as agent and trustee of that Purchaser’s Indemnified Party or Vendor’s Indemnified Party, as the case may be. The Purchaser and the Vendor, as applicable, may enforce an indemnity in favour of any of the Purchaser’s Indemnified Parties or the Vendor’s Indemnified Parties, as applicable, on behalf of each such Purchaser’s Indemnified Party or Vendor’s Indemnified Party.

6.8      Direct Claims. In the case of a Direct Claim, the Purchaser or the Vendor, as applicable, shall have 60 days from receipt of a Notice of Claim in respect thereof within which to make such investigation as such Party considers necessary or desirable. For the purpose of such investigation, the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as the case may be, shall make available to the Vendor or the Purchaser, as applicable, the information relied upon by the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, to substantiate its right to be indemnified under this Article 6, together with all such other information as the Vendor or the Purchaser, as the case may be, may reasonably request. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as the case may be, shall be free to pursue such remedies as may be available to it.

6.9      Third Party Claims. In the case of a Third Party Claim, the provisions in the following paragraphs of this Section 6.9 apply.

     (1)      Rights of Parties. The Vendor and the Purchaser, as applicable, shall each have the right, at its expense, to participate in but not control the negotiation, settlement or defence of a Third Party Claim involving it, which control shall rest at all times with the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, unless the Vendor or the Purchaser, as applicable:

(a)

irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, in respect of, the Third Party Claim; and

(b)

furnishes evidence satisfactory to the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, of its financial ability to indemnify the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, in which case the Vendor or the Purchaser, as applicable, may assume such control at its expense through counsel of its choice.

     (2)      Respective Rights on Assumption of Control. If an assumption of control is effected as contemplated in Section 6.9(1), the Vendor or the Purchaser, as the case may be, shall reimburse the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, for all of the out-of-pocket expenses incurred by the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, as a result of such participation or assumption. The Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, shall continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, unless the Vendor or the Purchaser, as applicable, consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Vendor and the Purchaser’s Indemnified Party or the Purchaser and the Vendor’s Indemnified Party, as applicable, and a representation of both the Vendor and the Purchaser’s Indemnified Party or the Purchaser and the Vendor’s Indemnified Party, as applicable, by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Vendor or the Purchaser, as applicable. The Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, shall co-operate with the Vendor or the Purchaser, as applicable, so as to permit the Vendor or the Purchaser, as applicable, to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Vendor or the Purchaser, as applicable, access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Vendor or the Purchaser, as applicable, may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

     (3)      Lack of Reasonable Diligence. If, having elected to assume control of the negotiation, settlement or defence of the Third Party Claim, the Vendor or the Purchaser, as applicable, thereafter fails to conduct such negotiation, settlement or defence with reasonable diligence, then the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, shall be entitled to assume such control and the Vendor or the Purchaser, as the case may be, shall be bound by the results obtained by the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, with respect to such Third Party Claim.

     (4)      Necessary Payments Prior to Settlement. If any Third Party Claim is of a nature such that (i) the Purchaser’s Indemnified Party is required by Applicable Law or any Order, or (ii) it is necessary in the reasonable view of the Purchaser’s Indemnified Party acting in good faith and in a manner consistent with reasonable commercial practices, in respect of (A) a Third Party Claim by a customer relating to products or services supplied by the Business or (B) a Third Party Claim relating to any Contract which is necessary to the ongoing operations of the Business or any material part thereof in order to avoid material damage to the relationship between the Purchaser’s Indemnified Party and any of its major customers or to preserve the rights of the Purchaser’s Indemnified Party under such an essential Contract, to make a payment to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related Legal Proceedings, as the case may be, then the Purchaser’s Indemnified Party may make such payment and the Vendor shall, promptly after demand by the Purchaser’s Indemnified Party, reimburse the Purchaser’s Indemnified Party for such payment. If the amount of any liability of the Purchaser’s Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Vendor to the Purchaser’s Indemnified Party, the Purchaser’s Indemnified Party shall, promptly after receipt of the difference from the Third Party, pay the amount of such difference to the Vendor.

     (5)      Other Rights. If the Vendor or the Purchaser, as the case may be, fails to assume control of the defence of any Third Party Claim, the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, shall have the exclusive right to contest, settle or pay the amount claimed and the Vendor or the Purchaser, as the case may be, shall be bound by the results obtained by the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, with respect to such Third Party Claim. Whether or not the Vendor or the Purchaser, as applicable, assumes control of the negotiation, settlement or defence of any Third Party Claim, the Vendor or the Purchaser, as applicable, shall not settle any Third Party Claim without the written consent of the Purchaser’s Indemnified Party or the Vendor’s Indemnified Party, as applicable, which consent shall not be unreasonably withheld or delayed.

6.10      Interest on Damages. The amount of any Damages which is subject to indemnification hereunder shall bear interest from and including the date of the delivery of the Notice of Claim, at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Damages by the Vendor or the Purchaser, as the case may be, is made, compounded monthly, and the amount of such interest shall be deemed to be part of such Damages.

6.11      Set-off. The Purchaser shall be entitled to set off the amount of any Damages subject to indemnification under this Agreement against any other amounts payable by the Purchaser to the Vendor whether under this Agreement or otherwise.

6.12      Indemnification by Purchaser. The Purchaser shall indemnify the Vendor’s Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)

any and all obligations of the Purchaser of any nature whatsoever, including, without limitation, all liabilities and obligations with respect to claims, damages, suits, proceedings or injury, related to or arising out of the ownership or operation of the Business after Closing including with respect to the obligations of the Purchaser under the Contracts that have been properly assigned and transferred to the Purchaser pursuant to this Agreement and with respect to any Employee;

(b)

any breach or inaccuracy of any of the representations or warranties made by the Purchaser in or pursuant to this Agreement or in any instrument, certificate or affidavit delivered by the Purchaser at the Closing, or from any misrepresentation in or omission from this Agreement or any Exhibit, Schedule, certificate, or other executed document furnished or to be furnished to the Vendor hereunder; and

(c)

any failure by the Purchaser to carry out, perform, satisfy and discharge those Assumed Liabilities assumed by the Purchaser, or any of its other covenants, agreements, undertakings, liabilities or obligations under this Agreement or in any instrument, certificate or affidavit delivered by the Purchaser at the Closing.

6.13      Recovery Threshold and Monetary Limits on Damages Payable by the Purchaser for Breach of Representations and Warranties. No Damages may be recovered from the Purchaser pursuant to Section 6.12 unless and until the accumulated aggregate amount of Damages of the Vendor’s Indemnified Parties arising pursuant to Section 6.12 exceeds $50,000.00, in which event, only the amount of all such Damages that exceeds $50,000.00 may be recovered. Such limitation shall have no application to any claim to recover Damages based on any incorrectness in or breach of a representation or warranty of the Purchaser in this Agreement resulting from fraud or intentional misrepresentation by the Purchaser. The Purchaser shall be liable to pay to the Vendor for all such Damages as contemplated by this Section, up to a maximum amount of $2,000,000.00.

6.14      Duty to Mitigate. Nothing in this Agreement in any way restricts or limits the general obligation at Law of any Indemnified Party to mitigate any Damages which it may suffer or incur by reason of the breach, inaccuracy or failed performance of any representation, warranty, covenant or obligation of a Party hereunder.

6.15      Recovery. If any claim brought under this Agreement can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage then in place in respect of a Party, or pursuant to any claim recovery, settlement or payment by or against any Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment and the amount of any Damages will be reduced by the amount of insurance proceeds actually received by the Indemnified Party.

ARTICLE 7
COVENANTS

7.1      Personal Information. Each Party shall comply with Privacy Law in the course of collecting, using and disclosing Transaction Personal Information. The Purchaser shall collect Transaction Personal Information prior to Closing only for purposes related to the transactions contemplated by this Agreement (including the continued employment of the Employees) and as is necessary to determine whether to proceed with such transactions in connection with its investigations of the Business, the Purchased Assets, the Vendors and, if the Purchaser does not elect to terminate this Agreement as provided herein, for the completion of such transactions. During the Interim Period, the Purchaser shall not disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the transactions contemplated by this Agreement. If the Purchaser proceeds with the transactions contemplated by this Agreement, the Purchaser shall not, following the Closing, without the consent of the individuals to whom such Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by the Vendors prior to the Closing; or

(b)

which does not relate directly to the carrying on of the Business, the continued employment of the Employees, or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure, as provided by Privacy Law. The Purchaser shall cause its Representatives to observe the terms of this Section 7.1 and to protect and safeguard Transaction Personal Information in their possession. If the Vendor or the Purchaser terminates this Agreement as provided herein, the Purchaser shall promptly deliver to the Vendor all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof.

7.2      Confidentiality.

     (1)      Information To Be Confidential. Each Party shall treat confidentially and not disclose, and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of the other Party.

     (2)      Use Of Confidential Information. Either Party may disclose Confidential Information only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the transaction contemplated by this Agreement (including, but subject always to the prior consent of the Purchaser and Section 2.5(a), for the purposes of obtaining Consents). Neither Party shall use, nor permit its Representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the other Party.

     (3)      Required Disclosure. If either Party or any of its Representatives receives a request or is legally required to disclose all or any part of the Confidential Information, such Party shall (a) immediately notify the other Party of the request or requirement, (b) consult with the other Party on the advisability of taking legally available steps to resist or narrow the request or lawfully avoid the requirement, and (c) if requested by the other Party, take all necessary steps to seek a protective order or other appropriate remedy. If a protective order or other remedy is not available, or if the other Party waives compliance with the provisions of this Section 7.2(3), (i) the Party receiving the request for disclosure or its Representatives, as the case may be, may disclose to the Person requiring disclosure only that portion of the Confidential Information which such Party is advised by written opinion of counsel is legally required to be disclosed, and (ii) such Party shall not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by such Party or its Representatives not permitted by this Agreement.

     (4)      Return or Destruction. Following the termination of this Agreement in accordance with the provisions of this Agreement, each Party shall (and shall cause each of its Representatives to) (a) return promptly to the other Party all physical copies of the Confidential Information, excluding Notes, then in such Party’s possession or in the possession of its Representatives, (b) destroy all (i) electronic copies of the Confidential Information, and (ii) Notes (including electronic copies thereof) prepared by such Party or any of its Representatives, in a manner that ensures the same may not be retrieved or undeleted by such Party or any of its Representatives, and (c) deliver to the other Party a certificate executed by one of its duly authorized senior officers indicating that the requirements of this sentence have been satisfied in full.

     (5)      Confidentiality Agreement. The Confidentiality Agreement is hereby incorporated by reference into this Agreement, with the obligations of the Vendor thereunder remaining the obligations of the Vendor and the obligations of Informatica Corporation thereunder being the obligations of the Purchaser. The provisions of this Section 7.2 are in addition to the provisions of the Confidentiality Agreement and do not supersede or replace the Confidentiality Agreement. In the event of a conflict between this Section 7.2 and the Confidentiality Agreement, the Confidentiality Agreement shall govern.

     (6)      Compliance Disclosure. Subject to Section 8.2 but notwithstanding any other provision of this Agreement or the Confidentiality Agreement, the Vendor shall have the right to disclose the terms and conditions of this Agreement and any agreement accessory or pursuant to the transactions contemplated hereby which have been pre-approved for disclosure by the Purchaser in order for the Vendor to comply with its disclosure requirements as a reporting issuer under Applicable Law. If the Vendor is required to make a disclosure as contemplated hereby, the Vendor shall, if reasonably practicable prior to making such disclosure, make all reasonable efforts to notify and advise the Purchaser in respect of all material information relating to the said disclosure requirement and shall (i) use commercially reasonable efforts to limit all disclosures made by it to the maximum extent permitted by Applicable Law, and (ii) consult with the Purchaser and its counsel in connection with such disclosures and give reasonable consideration to any of the comments made by the Purchaser and its counsel.

7.3      Software Escrow. The Vendor and the Purchaser shall use reasonable commercial efforts to enter into, as soon as possible following Closing, a source code escrow agreement with Iron Mountain Intellectual Property Management, Inc. (“Iron Mountain”) whereby the source code relating to the Runtime Component shall be placed into escrow with Iron Mountain for a three (3) year period following Closing.

ARTICLE 8
GENERAL

8.1      Expenses. Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).

8.2      Public Announcements. Except to the extent otherwise required by Applicable Law or with the prior consent of the other Party, neither Party shall make any public announcement regarding this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Vendor issue any press release or similar document regarding this Agreement or the transactions contemplated by this Agreement that has not been pre-approved by the Purchaser.

8.3      Notices.

     (1)      Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax or other similar means of electronic communication, in each case to the applicable address set out below:

(a)	if to any of the Vendors, to:

Sand Technology Inc.
4115, Sherbrooke Street West
Suite 500
Westmount, Qubec H3Z 3L5
Canada

Fax no. (514) 939-2042
Attention: Tony Giuliano

with a copy to:

Fasken Martineau DuMoulin LLP
800 Victoria Square
PO Box 242, Suite 3700
Montral, Qubec H4Z 1E9
Canada

Fax no. (514) 397-7600
Attention: Peter Villani

(b)	if to the Purchaser, to:

Informatica Software, Limited
c/o 100 Cardinal Way
Redwood City, California 94063
United States of America

Fax no. (650) 385-4424
Attention: Office of the General Counsel

with a copy to:

Blake, Cassels & Graydon LLP
2600 – 595 Burrard Street
Vancouver, British Columbia V7X 1L3
Canada

Fax no. (604) 631-3309
Attention: J-P Bogden

     (2)      Deemed Delivery of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

     (3)      Change of Address. Any Party may from time to time change its address under this Section 8.3 by notice to the other Party given in the manner provided by this Section 8.3.

8.4      Time of Essence. Time shall be of the essence of this Agreement in all respects.

8.5      Further Assurances. Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

8.6      Co-operation in Filing of Returns. The Purchaser agrees to provide to the Vendor all reasonable co-operation following the Closing Date in connection with the filing of income tax returns of the Vendor in respect of which the Books and Records delivered to the Purchaser pursuant to this Agreement are relevant.

8.7      Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, (including the letter of intent and exclusivity agreement made between the Parties or their affiliates each dated August 17, 2011). There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement or the Confidentiality Agreement.

8.8      Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

8.9      Waiver. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

8.10      Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

8.11      Remedies Cumulative. The rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party.

8.12      Attornment. Each Party agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in Montreal, Qubec, Canada and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such court; (ii) that it irrevocably waives any right to, and will not, oppose any such action or proceeding commenced in such court on any jurisdictional basis, including forum non conveniens; and (iii) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from such court as contemplated by this Section 8.11.

8.13      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Qubec and the laws of Canada applicable therein.

8.14      Successors and Assigns.

(a)

This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Except as set out in Section 8.14(b), neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party.

(b)

Notwithstanding anything to the contrary in this Agreement, the Purchaser shall be entitled to designate one or more of its Affiliates to (i) purchase all or some of the Purchased Assets, (ii) assume the Assumed Liabilities, and (iii) employ the Employees. If the Purchaser so designates one or more of its Affiliates, the Parties shall substitute the name of such Affiliate or Affiliates for the name of the Purchaser in the relevant agreement or document to be delivered at Closing pursuant to this Agreement and shall otherwise do or cause to be done all such further acts and things as may be required to give effect to the exercise of the Purchaser’s rights under this Section 8.14.

8.15      Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

8.16      Language. The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux prsentes ont exig que le prsent contrat et tous autres contrats, documents ou avis affrents aux prsentes soient rdigs en langue anglaise.

[Remainder of page left intentionally blank – signature page and Exhibits to follow]

EXECUTED by the Parties as of the date first above written.

INFORMATICA SOFTWARE, LIMITED

By:	(s) Earl E. Fry
Name:	Earl E. Fry
Title:	Secretary, Treasurer

EXECUTED by the Parties as of the date first above written.

SAND TECHNOLOGY INC.		SAND TECHNOLOGY (IRELAND)
LIMITED
By:	(s) Mike Pilcher
Name:	Michael Pilcher	By:	(s) Mike Pilcher
Title:	President & COO	Name:	Michael Pilcher
		Title:	President & COO

By:	(s) Thomas M. O’Donnell
Name:	Thomas M. O’Donnell
Title:	CEO

SAND TECHNOLOGY		SAND TECHNOLOGY LIMITED
CORPORATION
		By:	(s) Mike Pilcher
By:	(s) Mike Pilcher	Name:	Michael Pilcher
Name:	Michael Pilcher	Title:	President & COO
Title:	President & COO

By:	(s) Thomas M. O’Donnell
Name:	Thomas M. O’Donnell
Title:	CEO

STSI LICENSING, LLC		SAND TECHNOLOGY
DEUTSCHLAND GMBH
By:	(s) Mike Pilcher
Name:	Michael Pilcher	By:	(s) Mike Pilcher
Title:	President & COO	Name:	Michael Pilcher
		Title:	President & COO

By:	(s) Thomas M. O’Donnell
Name:	Thomas M. O’Donnell
Title:	CEO

SAND AUSTRALIA PTY LTD.

By:	(s) Mike Pilcher
Name:	Michael Pilcher
Title:	President & COO

EXHIBIT A

EARN OUT MILESTONES

[Intentionally omitted. Milestones based on confidential proprietary intellectual property]

EXHIBIT A-1

ROADMAP ITEMS

[Intentionally omitted. Describes items which are confidential and proprietary intellectual property.]

EXHIBIT B

FORM OF GENERAL CONVEYANCE AND ASSUMPTION OF LIABILITIES AGREEMENT

[Exhibit deleted. Non-material ancillary agreement.]

EXHIBIT C

FORM OF RESTRICTIVE COVENANTS AGREEMENT

[Submitted under separate cover.]

EXHIBIT D

CUSTOMER CONSENTS

[Intentionally omitted. Contains confidential information, the disclosure of which would violate confidentially provisions.]

EXHIBIT E

FORM OF ESCROW AGREEMENT

[Intentionally deleted. Non-material ancillary agreement.]

EXHIBIT F

[Intentionally deleted.]

EXHIBIT G

FORM OF PATENT ASSIGNMENT AGREEMENT

[Intentionally deleted. Non-material ancillary agreement.]